UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 17, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director

Technical Report
For the Dolores Heap Leach Project
In Mexico

11 April 2006

Kappes, Cassiday & Associates:	Michael W. Cassiday, AUSIMM No. 220806
Snowden Mining Industry Consultants:	Phil Morriss, PE
Roscoe Postle Associates, Inc.	David W. Rennie, PE

TABLE OF CONTENTS

TABLE OF CONTENTS

TABLE OF CONTENTS

LIST OF TABLES

3.0 SUMMARY

3.1 General

The Dolores Project ("the Project"), located in the Sierra Madre Occidental Range in western Chihuahua near the border with the state of Sonora, is being developed as an open pit heap leach gold and silver mine by Minefinders Corporation Ltd. through its wholly-owned subsidiary Compania Minera Dolores, S.A. de C.V. (CMD).

Minefinders acquired the rights in 1994 to explore and exploit seven concessions totaling some 1,920 hectares. The property was transferred to CMD in 1996. CMD also owns two additional concessions in the area to bring their total holdings to approximately 27,700 hectares. Minefinders through CMD controls 100% of the Project.

In April 2005, Minefinders contracted Kappes, Cassiday & Associates (KCA) of Reno, Nevada to complete an alternative study to a recently completed Bankable Feasibility Study by M3 Engineering and Technology Corporation (M3), Independent Mining Consultants, Inc. (IMC) and Golder Associates, Inc. (Golder). Minefinders requested that KCA evaluate possible alternatives to the Project as proposed by M3 with the primary goal of reducing the capital cost. Based on the information presented by Minefinders, KCA presented several possible treatment rate options. In May 2005, Minefinders opted for a life-of-project processing rate of 18,000 tonnes per day. KCA was requested to prepare preliminary economic analyses for this option at a pre-feasibility study level. The Dolores Alternative Study was completed in July 2005. In January 2006, Minefinders requested that KCA upgrade the Alternative Study to a feasibility level. The results of that Feasibility Study are summarized in this Technical Report.

M3 completed a NI 43-101 Technical Report titled "NI 43-101 Technical Report for the Dolores Project, Chihuahua, Mexico" dated June 2005 for the Project based on their Bankable Feasibility Study. This Report was filed on Sedar on 27 July 2005 under Minefinders' public documents.

KCA completed a NI 43-101 Technical Report titled "Technical Report for the Dolores 18,000 Tonne per Day Heap Leach Project in Mexico" dated 27 July

2005 for the Project based on the Dolores Alternative Study. This Report was filed on Sedar on 3 August 2005.

Roscoe Postle Associates (RPA) of Vancouver, Canada, completed an NI 43-101 Technical Report on the Mineral Resources for the Project. Their Report titled "Technical Report on the Mineral Resources Estimate for the Dolores Property" dated 16 November 2004 can be found on Sedar under Minefinders' public documents.

Subsequently several sections of M3's and RPA's Reports concerning the Project were used in this Technical Report, especially concerning site history, geology, exploration, mineralization, drilling, sampling, data verification, and mineral resources. Information contained in these sections has not changed substantially since the issuance of the previous Technical Reports.

3.2 Property Description

The Project is approximately located at UTM coordinates 3,200,000 N, 736,000 E, near the western border of Chihuahua state in northern Mexico, approximately 250 kilometers west of the city of Chihuahua, 250 kilometers east of the city of Hermosillo, Sonora, and about 90 kilometers north of the town of Yepachi. The Project site is presented in Figures 1-1 and 1-2.

Regional geology is dominated by caldera-related, large volume rhyolitic ash flow tuffs of Oligocene age known as the Upper Volcanic Series. The Upper Series overlies the andesite flows and felsic volcanic and volcaniclastic rocks of the Lower Volcanic Series. Thin basalt flows and late Tertiary conglomerates are typically basin fill material and are usually found within large canyons and deep basins although some thin basalt flows can be found on top of the volcanic series. Latite dikes and sills intrude the Lower Volcanic Series. Additional details on geology can be found in RPA's and M3's Technical Reports.

Gold and silver mineralization has been found over a 4,000 meter by 1,000 meter strike area and at depths of over 600 meters. Mineralization is generally related to a series of NNW trending structures. High grade mineralization is associated with hydrothermal breccias along these structures. Lower grade mineralization forms a halo around the high-grade zones.

From approximately 1898 to 1931 lode mining and milling operations processed material at Dolores. The project essentially remained idle until 1993 when Minefinders began acquiring a land position in the district. Minefinders began exploring the area in 1994 and began drilling in 1996. The property has undergone significant exploration, including more than 11,000 surface and underground rock chip samples, detailed geologic mapping, Induced Polarization, resistivity and magnetic surveys. Minefinders' November 2004 audited resource is calculated from data from some 218 reverse circulation holes and 347 diamond drill core holes, totaling 137,070 meters.

3.3 Mineral Resources and Mineral Reserves

Minefinders developed a 3-dimensional block model to estimate the mineral resources for the Dolores property utilizing Gemcom commercial mine planning software. Gold and silver assay grades were converted to equivalent gold (AuEq) grades by using a ratio of 75 ounces of silver equal to 1 ounce of gold. The equivalent gold grades were utilized to construct high grade (>1.0 g/t AuEq) and low grade (0.2 to 1.0 g/t AuEq) shells that Minefinders interpreted on 25-meter cross sections and 10-meter level plans and balanced from plan to section. Mineral resources were then constrained within these grade shells. Any "holes", or open areas, within the high-grade shells were assigned as low-grade; "holes" within the low-grade shells were assigned as waste. The bench grade shell boundaries were extruded perpendicular to the bench half the distance to the adjacent bench to develop solids within which grades were estimated.

Drill hole assays and underground channel samples were composited into 2-meter fixed-length composites for gold and silver. Outliers in the grade distribution of composites defined by cumulative distributions were capped to 30 g/t gold and 1,000 g/t silver prior to grade estimation. Composites were tagged to the grade shell that they physically reside in. Block model grades were estimated using an inverse distance to the fifth power (ID5) algorithm within blocks of 10 meters long by 5 meters high by 3 meters wide. Blocks were estimated using a minimum of 3 composites, a maximum of 12 composites, and a maximum of 2 composites per hole. Only composites tagged to the same designated grade shells were used to estimate blocks within any

grade shell of the same designation. Gold and silver grades were estimated separately using a search ellipse of 150 x 120 x 60 meters for each. Mineral resource block grades were estimated separately within the high grade zones, low grade zones, and in the waste zones prior to re-blocking; but using the same search radii and ellipse orientation.

Bulk density was assigned a value of 2.55 tonnes/cubic meter based on over 278 samples of latite and andesite. The volcanic latite (lithology 40's) was assigned a bulk density of 2.42.

Mineral resources at Dolores were classified using logic consistent with CIM definitions referred to in National Instrument 43-101. Estimated blocks were classified into measured, indicated, and inferred categories. Minefinders used a 40 x 35 x 30 meter search (along strike, down dip, across strike) to classify blocks as "measured plus indicated". Within this search, those blocks with a 20 x 17.5 x15 meter search of data are tagged as "measured".

The Minefinders' October 2004 resource model was audited by Roscoe Postle Associates, Inc. in November 2004 and a separate 43-101 Technical Report was prepared outlining the results of the audit. In RPA's professional opinion, the classification of the Mineral Resource was done in an appropriate fashion using reasonable parameters.

The mineral resources for the Dolores property, based on the audited resource model and using a cutoff grade of 0.3 g/t AuEq, are shown below. These Measured and Indicated mineral resources are summarized in Table 3-1. Inferred mineral resources are summarized in Table 3-2. These tables are based on RPA's block model.

Table 3-1
Measured and Indicated Resources

Measured	53,413	0.89	43.7
Indicated	47,652	0.78	37.5
Total M&I	101,065	0.84	40.8

Table 3-2
Inferred Resources

Inferred	28,089	0.77	28.0

Mineral reserves were estimated by Independent Mining Consultants (IMC) using the October 2004 Dolores resource model produced by Minefinders. Prior to reserve estimating, the resource model was updated to estimate gold and silver grades into waste coded blocks using the same parameters used for estimating grade into the high and low grade ore blocks. This model was then re-blocked (6m by 10m by 5m high blocks) to account for mining dilution.

Proven and probable reserves are contained within an engineered pit design based on floating cone analysis of a diluted block model. The final pit shell is based on a base mining cost of $0.66 per tonne for both ore and waste and an incremental additional mining cost of $0.0025/t per 5m bench below the 1465 elevation. Other cone input parameters include a general and administrative cost of $0.70 per tonne of ore, variable processing costs and recoveries for different ore types, and metal prices of $375/oz gold and $5.75/oz silver. The input parameters were not revised based on the current gold and silver price or updated operating costs developed during the Feasibility Study.

Pit slopes ranged from 47° for pit walls with roads to 52° for pit walls where no haul roads were anticipated. The slope angles are based on recommendations by Golder Associates in its November 2004 pit slope design study. The study recommends a range of interramp slope angles and the 52° interramp angle used for the feasibility study is at the upper end of the recommend range of slope angles.

The production schedule shows an approximate 12-year mine life following the pre-production period. It is assumed that the mine will operate on two 12-hour shifts per day, 7 days per week, and 354 days per year. The Dolores mine plan will provide 6.48 million tonnes per year of ore to the process and heap leach facility. The operating waste to ore ratio during peak production of Years 3 through 7 is 4.17. The life of mine average waste to ore ratio is 3.7. The process facility will operate 360 days per year at 18,000 tonnes per day.

Proven and probable ore reserves for the life-of-mine are summarized in Table 3-3 below.

Table 3-3
Proven and Probable Reserves

72,473	0.839	44.46	0.620	22.82	1,445.3	53,177	268,326	340,801

3.4 Mining

Conventional open pit hydraulic shovel (and front end loader) and truck methods will be used for mining. Mining will be by CMD with a purchased mining fleet at a rate of 18,000 t/d of ore (6.48 million t/y) for a mine life of approximately 12 years. The life of mine ore production is 72.5 million tonnes with 268.3 million tonnes of waste for an overall stripping ratio of 3.7:1. The pit will be developed with using four mining phases, with the third phase being subdivided into a north and south portion.

The bench height in the block model is 5 meters for the feasibility study. The feasibility study mine plan required over twenty 5-meter benches to be mined in some years, which may be difficult to accomplish. However; Snowden evaluated the mining equipment required and determined that the loading equipment selected for this study (992 loaders and EX2500 hydraulic shovels) is well suited for up to a 10-meter bench height.

Mining begins in phase 1 north of the Chabacan drainage during preproduction. Mining in a second phase in the south starts in year 1. The Chabacan drainage is not mined until year 4. Mining progresses in the north and south pit areas with the north area accelerated to completion by the end of year 8. This area is used as an in-pit, backfill dump during years 9 and 10. After year 8, all mining occurs in the southern portion of the pit.

3.5 Metallurgy and Processing

A detailed metallurgical testwork program was completed under the direction of M3 and Minefinders during their Feasibility Study phase to select an appropriate processing method and to optimize process operating parameters. Samples of various ore types and grades were prepared and sent to McClelland Laboratories, Inc., for a program of metallurgical testing. These consisted of cyanidation studies including bottle roll and column leach tests, gravity concentration tests, flotation studies including flotation only and flotation tests followed by cyanidation, and reagent consumption tests. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. Other column leach tests were conducted by the Colorado Minerals Research Institute prior to M3's and KCA's involvement in the Project.

The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable Feasibility Study and Technical Report. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests and considers that the recoveries and reagent consumptions used in the previous reports are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions on the distinct ore types as identified in the M3 bankable Feasibility Study. The recoveries and consumptions are summarized in Table 3-4.

TABLE 3-4

Recovery and Reagent Requirements*

51.3	73.9	0.4	1.7

*Based on Latest Mine Production Schedule

A process flowsheet was selected that included primary crushing of run-of-mine ore, followed by two additional stages of crushing to produce a final product of approximately 80% passing 6.6 millimeters. The crushed ore is conveyed to the heap leach pad and stacked using a conveyor stacking system. The stacked ore is leached with solutions containing low levels of sodium cyanide. Pregnant solutions from the heap are treated in a standard Merrill-Crowe plant where

gold and silver are precipitated with zinc dust. The resulting sludge is filtered, retorted to remove minor quantities of mercury, and then smelted to form gold/silver doré bars. Average annual production of gold and silver is approximately 120,000 oz and 4.43 million oz, respectively, based on a 12-year life.

3.6 Capital and Operating Costs

Economic analyses of the Project were completed. Capital and operating costs were estimated to a +/-15% confidence level for the 18,000-TPD Project. Capital cost is estimated at US$ 132.0 million initially, with US$ 29.0 million in sustaining capital required over the life of the mine. Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The Average Cash Operating Cost over the life of mine is estimated to be US$ 7.06 per ton of ore processed or US$ 224 per ounce gold (equivalent) produced. Average Total Cash Cost over the life of mine is estimated to be US$ 7.48 per ton of ore processed or US$ 238 per ounce gold (equivalent) produced. The Average Total Production Cost over the life of the mine is estimated to be US$ 9.61 per ton of ore processed or US$ 305 per ounce gold (equivalent) produced.

The economic analysis was developed based on US$475 per troy ounce of gold and US$7.50 per troy ounce of silver. These metal prices are less than the weighted average of 60% historical and 40% future projections as of 27 February 2006 in accordance with guidelines of NI 43-101 requiring identification of metal price projections.

3.7 Conclusions and Recommendations

The results of the feasibility study indicate that the project is economically viable. Assuming a base case gold and silver price of US$ 475 and US$ 7.50 per ounce, respectively, the project has a pre-tax IRR of 28.9%. The pre-tax NPV's at 5% and 10% discount rates are US$ 231.7 million and US$ 137.0 million, respectively. Estimated time to payback is about 3.2 years at no imputed interest.

An after-tax cashflow should also be developed to ensure that the Project meets Minefinders corporate goals.

Continued review of the on-going metallurgical testing results is required to confirm the projected recoveries and to optimize reagent consumptions.

The study utilizes on-site diesel generators for electrical power. Given the recent run-up in petroleum prices, process and mine operating costs (and project economics) will be sensitive to fuel price variations, particularly in regard to diesel fuel and to changes in the Diesel Fuel Tax Rebate (IPES). A review of electric power line installation versus diesel generated power should be undertaken given the current and projected price of fuels and possible changes to the IPES tax credit.

Snowden considers haulage cycle times supplied by Minefinders to be aggressive based on Snowden's evaluation using TALPAC modeling when compared to VSIM modeling. The TALPAC model shows that approximately 10% of the time there may be problems with the haulage cycle times. Snowden suggests that travel times may require review and verification based on the differences in the two models.

A detailed field investigation, drilling and testing program as applicable should be undertaken to confirm geotechnical parameters for the Chabacan Reservoir, process facilities, pit slope design, quantity and quality of clay sources and aggregate.

Additional geochemical testing of rock types that will be exposed in the final pit wall and for material in the waste dumps should be conducted. Water samples from upgradient and down gradient of the pit should be collected. The geochemical testing and sampling will help to obtain more accurate estimates of the quantity and quality of discharge water during operations and at closure.

The collection of groundwater information during future drilling and the installation of monitoring wells to collect water quality baseline conditions should be completed.

4.0 INTRODUCTION AND TERMS OF REFERENCE

Minefinders commissioned KCA to upgrade the Dolores Alternative Study to a feasibility level study. The Alternative Study was undertaken to a pre-feasibility level, with the estimated costs expected to have an accuracy of +/-20%, and was completed in July 2005.

Minefinders completed a Mineral Resource estimate for the Project and RPA conducted an independent audit of Minefinders' resource model and estimate and prepared a Technical Report titled "Technical Report on the Mineral Resources Estimate for the Dolores Property". David. W. Rennie, Consulting Geological Engineer, and C. Stewart Wallis, Consulting Geologist, were the Qualified Persons for the RPA Report.

M3 completed an NI 43-101 Technical Report titled "NI 43-101 Technical Report for the Dolores Project, Chihuahua, Mexico" dated June 2005 for the Project based on their Bankable Feasibility Study.

This Report follows the format as outlined by NI 43-101 requirements and is based on the results from the KCA Feasibility Study.

- Michael W. Cassiday, Vice President of KCA, is the Qualified Person per NI 43-101 for this Technical Report for the following sections: 1 through 11, 18, 19.2, 20 through 24, 25.2 through 25.6, 25.7 (except mining costs), and 25.8 through 25.10.

- David W. Rennie of RPA is the qualified person for exploration, drilling, sampling method and approach, sample preparation, data verification, adjacent properties and the mineral resource estimate, which includes sections 12 through 17 and 19.1.

- Phil Morriss of Snowden Mining Industry Consultants is the Qualified Person for the mine fleet requirements, manpower estimate and minor optimization of waste movement to optimize the mine fleet and covers the following sections: 25.1 and the mining costs in 25.7.

The certificates for the above individuals are presented at the end of this Report.

The illustrations included in Section 26 are covered by each respective Qualified Person's responsible section.

All costs are in United States dollars. Units of measurement are metric. Only common and standard abbreviations were used wherever possible. A list of abbreviations used is as follows:

Distances:	m – meter; cm – centimeter; mm – millimeter; km – kilometer
Areas:	m^2 or sqm – square meter; ha – hectare; km^2 – square kilometer
Weights:	oz – troy ounces; kg – kilograms; T or t – tonne (1000 kg); Kt – 1,000 tonnes; g – grams;
Time:	min – minute; hr – hour; op hr – operating hour; d – day; yr - year
Volume/Flow:	m^3 or cu m – cubic meter; m^3/hr – cubic meters per hour
Assay/Grade:	gpt or g/t – grams per tonne; ppm – parts per million; ppb - parts per billion
Other:	TPD or tpd – tonnes per day; $m^3/hr/m^2$ – cubic meters per hour per square meter; kWh – kilowatt hour; Au – gold; Ag – silver; AuEq – gold equivalent; US$ - United States dollar

5.0 RELIANCE ON EXPERTS

There were several groups that participated in the feasibility study, and subsequently this Technical Report. KCA assembled the entire report with various sections written by the participating groups. Documents used in the compilation of this report are included in "References" which is presented in Section 23. KCA generally reviewed these documents that were prepared by technically qualified persons. KCA has no reason to believe that any data supplied are misleading or incorrect. KCA relied on IMC's mineral reserve estimate as presented in Table 19-13. The QP certificate by John M. Marek, President of IMC, covering this table is included as part of the Report.

6.0 PROPERTY DESCRIPTION AND LOCATION

Property Description and Location can be found in M3's Technical Report, which was filed on Sedar on 27 July 2005. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Information on the Accessibility, Climate, Local Resources, Infrastructure, and Physiography can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

8.0 HISTORY

The section on History can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

9.0 GEOLOGICAL SETTING

The geological setting can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

10.0 DEPOSIT TYPES

The section on Deposit Types can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

11.0 MINERALIZATION

The section on Mineralization can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

12.0 EXPLORATION

During 1993 and 1994 Minefinders initiated preliminary mapping and sampling to evaluate the property. Since 1995 the property has undergone significant exploration and work has included more than 16,000 surface and underground rock chip samples. Detailed geological mapping covered six km^2 and reconnaissance-level mapping and sampling were expanded over an additional 12 km^2. Geophysical surveys included 14.9 km of Induced Polarization, resistivity, and magnetic surveys. The results of these surveys were not made available to RPA and are not considered material to the resource estimates.

13.0 DRILLING

Between 1996 and 2001 Minefinders completed more than 61,000 m of drilling that include both core and reverse circulation (RC). Since initiating the current program in July 2002, additional drilling as of December 2003 brought the total to 510 holes totalling more than 115,000 m. Further drilling in 2004 brings the current total as of June 1 to a total of 296 core holes and 218 RC holes totalling 124,000 m (see Figure 7). The drilling database, at the time of writing, contains data for 218 RC (41,704 m) and 347 diamond drill holes (95,366 m), totalling 137,070 m. This total includes two lost holes, six holes

drilled as water wells or for geotechnical purposes, three twin holes, and 54 holes that tested outlying targets beyond the resource area.

All 2002-2004 RC holes have been surveyed down hole by Minefinders personnel using a single-shot Tropari Instrument. Core holes are surveyed at the time of drilling by the drill crews using a single-shot camera tool, either Ausmin or Sperry-sun with surveys taken every 25 m to 30 m.

Minefinders personnel report that two RC Holes twinned by core (R30, twinned by D301 and R33, twinned by D36) and two core holes for which assay reliability is suspect (D169, twinned by D302 and D168, replaced by D168B with new assay data) were removed from the database.

14.0 SAMPLING METHOD AND APPROACH

RC drill samples are taken every 1.52 m (5 feet). If drilled with water, flocculent is added and the sample is allowed to sit to settle the fines. Two 10 kg to 30 kg samples are collected with one sent for assay and one kept on site for reference. Chips from the sample are put into plastic chip trays, logged, and stored on site.

Diamond drill core is logged, photographed and sampled in a secure building. Sampling length is variable as it is based on lithology and mineralization but is nominally 2 m in length. The core is split by a core splitter with one-half retained for reference.

Most of the accessible underground workings have been sampled. Workings parallel to the structural trend of the deposit, 330°, were sampled with a continuous chip sample across the back at 5 m intervals. Sample lengths average 2 m but occasionally up to 4 m in length. All other workings were sampled continuously along the ribs with 2 m lengths.

Over 13,000 surface rock samples have been taken, with 9,882 as continuous 5 m samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks.

In RPA's opinion sampling procedures and core logging are being carried out according to standard industry practices.

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples for analyses are picked up at the drill camp by the laboratory: Bondar-Clegg, ALS Chemex Laboratories (Chemex) or Inspectorate and, depending on the laboratory, driven to either Chihuahua, Durango or Hermosillo to undergo crushing and pulverizing. Following sample preparation, the pulps were flown to either Reno or Vancouver for analysis.

For all rock samples, RC and core samples the samples are pulverized. Using a 1 kg pulp, gold is determined by standard one-assay ton fire assay methods using atomic absorption (AA) finish. Silver analyses were determined by AA methods following multi-acid digestion. Samples > 1,000 ppb Au or >100 g/t Ag are rerun with another split from the original pulp using fire assay methods with gravimetric finish

During 2001, Minefinders discovered that silver grades may have been under-reported by the aqua-regia digestion method due to the presence of silver halides. After initial check assays using multi-acid digestion techniques indicated an increase in silver assays, Minefinders undertook an extensive reanalysis program of previous samples. About 8,880 samples were reanalysed based on those samples that were runs of >10 g/t Ag or >5 g/t Ag associated with significant gold. New splits were taken from previously prepared pulps. It was found that the oxidized material returned a significant increase in silver grades (58.8%), with a 22% increase for mixed oxide-sulphide samples and 19.2% increase for sulphide samples (PAH 2002). PAH also noted the samples analysed fire assays showed good correlation with the multi-acid results.

For the purpose of compositing the Ag samples for the resource estimation, the gravimetric data is used first, then multi-acid digestion and then aqua-regia, if neither of the two other methods is available. For Au, the AA is used first, and gravimetric assays for any samples greater than 10 g/t.

15.1 QA/QC – Standards

One of every 25 samples is a standard consisting of one of three standards prepared in 1997 from Dolores mineralized material. Minefinders personnel review the standards assays as they are received and flag any that are outside of acceptable limits. When necessary, individual or entire batches of samples are

rerun. Up to late 2002, three standards, D1, D2, and D3, representing three different grade ranges, were prepared by Minefinders and used at Dolores. The grade specifications for the three D-standards are shown in Table 3. In 2002, the in-house standards were discarded in favour of commercially prepared standards in order to provide a more consistent basis for comparison.

In 2002, PAH conducted an analysis of standards assays for the period 1997-2000 and concluded that the results were within acceptable limits. However, it was noted that there were a number of out-of-spec results that appeared to be due to, in part, to mislabelling of the standard material. This is not a lab concern, but rather an error that would have occurred in the field. PAH stated that there was "room for improvement in handling of standards at Dolores". PAH further recommended that Ag analyses be included in the standards assay protocols and RPA notes that this has been done.

RPA reviewed Minefinders' records for standards assays for the period 2000 to 2003 and confirms that, for the most part, they are within acceptable limits. A detailed analysis of the standards results for 2002 was carried out and the results of this analysis are presented below in Table 3. Standards were run at two labs, Inspectorate and Chemex. The mean value and Minefinders' accepted upper and lower limits are included in Table 3 for comparison. The upper and lower limits tend to be in the order of ±20%, which in RPA's opinion is reasonable.

RPA notes that there are a significant number of out-of-spec assays but that the errors appear to be unbiased. In terms of the number of out-of-spec assays, Inspectorate appears to have marginally out-performed Chemex. Of the standards assays that were above or below acceptable limits, very few appeared to be the result of mislabelling, so it would appear that Minefinders personnel have responded to PAH's recommendations.

In RPA's opinion, Minefinders' protocol for treatment of standards assays conforms to accepted industry practice.

Table 15-1
2002 Standards Assays Minefinders Corporation Ltd. Dolores

		Standard Limits		Inspectorate		Chemex	
		Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)
D1	Mean	408	7.5	396.5	7.4	399.1	7.8
	St Dev			67.0	1.2	100.8	2.0
	Max	486	8.5	738.0	16.5	1585.0	23.0
	Min	294	6.5	3.0	0.1	15.0	1.0
	Number			166	166	79	79
	Num >limit			9	8	9	10
	Num <limit			3	13	2	2
	Num OOS			12	21	11	12
	%OOS			7.2%	12.7%	13.9%	15.2%
D2	Mean	942	21.0	933.6	20.3	940.1	22.0
	St Dev			160.4	3.6	190.7	6.4
	Max	1200	25.9	1474.0	41.4	1585.0	51.0
	Min	660	16.0	398.0	9.0	705.0	15.5
	Number			135	135	85	85
	Num >limit			10	7	10	9
	Num <limit			2	4	0	1
	Num OOS			12	11	10	10
	% OOS			8.9%	8.1%	11.8%	11.8%
D3	Mean	1713	49.9	1782.3	47.3	1952.9	50.7
	St Dev			226.6	14.9	627.3	13.5
	Max	2200	64.0	2310.0	62.0	5100.0	96.0
	Min	1320	35.8	1607.0	20.5	1275.0	34.0
	Number			12	12	35	35
	Num >limit			1	0	5	3
	Num <limit			0	5	1	2
	Num OOS			1	5	6	5
	% OOS			8.3%	41.7%	17.1%	14.3%

Note OOS is "out-of spec"

15.2 QA/QC – Blanks

Over the course of several years of exploration drilling, blanks were usually routinely submitted with the field samples, and are presently submitted as part of the QA/QC protocol. This blank material was generally made up from overburden from the upper portion of the holes. Blanks are also entered into the sample stream at the labs. Minefinders personnel monitor the blank assays and if unexpected results are returned, request reruns of individual assays or entire batches. RPA reviewed blank data collected through the first half of 2003 and did not find any results that caused concern.

15.3 QA/QC – Duplicates

Duplicate samples are not routinely run but all samples over 1.0 g/t Au are re-run from a new split of the pulp using fire assay with a gravimetric finish. The lab prepares and runs pulp duplicates with every batch.

RPA inspected two suites of lab duplicate assay results from 2002-2004 comprising paired Au and Ag analyses run using AA, fire assay with gravimetric finish, or ICP methods. The first set of data was take from 2002 and the first half of 2003, while the second set was taken in the latter portion of 2003 and early 2004.

For the first data set, the Ag duplicates are routinely within acceptable limits but a very large proportion of the data are low grade. Of the assay pairs above 25 g/t Ag, only two differ by more than 10%. Assay scatter for Au, as is usually the case, is significantly greater than for Ag but still within acceptable limits. Of the total of 431 Au pairs, 87% were observed to differ by less than 25% of the pair mean. The Au assay values also tend to be quite low, as only 71 pairs average above 0.5 g/t Au. Of these 71 pairs, 15 (or approximately 21%) of the pairs differ by more than 25% of the mean of the pair. Seven of these "high-grade" pairs differ by more than 50%. In RPA's opinion, this is a relatively high degree of scatter for assays from the same pulp, although it is not unusual for a deposit of this type. The duplicate results indicate that a high degree of close-range variability should be expected and this will impact the confidence level of block grade estimates. In RPA's opinion, this is typical of deposits similar to Dolores.

The second data set comprises 318 Ag pairs and 385 Au pairs and displays somewhat less scatter than the 2002-2003 data. A total of just over 80% of Ag pairs differ by 10% or less. Of the pairs that differ by more than 10%, only one is a pair for which the mean grade was greater than 20 g/t Ag. For Au, 44 pairs average over 0.5 g/t Au and of these, only 3 differ by more than 25%.

Differences between pairs of assays for both datasets were observed to be unbiased.

Inter-laboratory checks were carried out during the silver re-assay program and the results are reported to be within acceptable limits (PAH 2002).

15.4 QA/QC – Discussion

In RPA's opinion, a complete QA/QC programme should encompass routine addition of blanks, standards, and duplicates (BSD's) into the sample stream both at the lab as well as in the field. It should also include periodic checks using another laboratory. Ideally, the field BSD's should be "blind", in that they should be indistinguishable from the usual run of samples. It is noted that Minefinders' present protocol includes the routine addition of blanks and standards in the field but does not include routine re-assay of duplicates, either at the principal lab or at another independent lab. As noted above, however, duplicate assays are requested for higher-grade Au results. In RPA's opinion, Minefinders personnel apply a reasonable degree of vigilance in monitoring of the sample results. RPA considers the QA/QC protocols employed on the Dolores Project to be rigorous enough to ensure that the sample data is appropriate for use in Mineral Resource estimation.

16.0 DATA VERIFICATION

Sample data is compiled and stored in a Gemcom database. At the time of writing, the database contained records for 565 drillholes (76,217 samples), 28 underground channels (532 samples), and 213 surface chip sample lines (9,439 samples). Data capture of lithological information is done manually, while assay data is downloaded directly from digital lab reports, compiled into spreadsheets and then imported to Gemcom.

In June 2003, RPA conducted a comparison of a portion of the Gemcom database with the drill logs and original assay reports to check for errors or inconsistencies. Records and logs for a total of 41 out of 514 holes were checked and no major errors were discovered. Some minor errors of were found: usually incorrectly entered integer codes for relatively non-critical fields. None of the errors found would have had an effect on the Mineral Resources estimate.

RPA checked the Gemcom database against the original assay reports for some of the more recent 2002-2003 drilling. A total of 15,101 diamond drill samples and 6,049 RC samples were checked, encompassing a total of 21,150 samples, or approximately 28% of the total drill sample database. Very few errors or inconsistencies were noted. Where such inconsistencies were found, they could usually be explained as deliberate changes that had been made to the data to account for specific concerns. No errors significant enough to affect Mineral Resources estimation were found.

RPA did not collect independent samples as numerous other qualified persons have visited the site and audited the database. In addition, mines on the property have recorded historic gold and silver production (Annuario de Estaditica Minera).

In RPA's opinion, the database for the Dolores project is appropriate for use in Mineral Resource estimation.

17.0 ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101 standards.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 Processing

Engineering and design of a 6.46 million tonne/year processing plant were undertaken for complete crushing, leaching and recovery systems for the Dolores project. This stage of design was carried out at a feasibility study level of detail.

A summary of the criteria used for the design of the processing circuit are summarized in Table 18-1.

TABLE 18-1

Processing Design Criteria Summary

Annual Tonnage Processed	6,458,000 tonnes
Crushing Production Rate	1,050 tonnes/hr nominal
Crushing Operation	12 hours/shift, 2 shifts/day, 7 days/week
Crusher Availability	72%
Estimated Crushing Product Size	80% -6.6 mm
Leaching Cycle, days (Primary/Total)	150/387
Gold/Silver Recovery – Oxide Ore	79% / 42%
Gold/Silver Recovery – Mixed Ore	79% / 51%
Gold/Silver Recovery – Sulfide Ore	63% / 66%

The Dolores Project has been designed as a valley-fill heap leach operation utilizing a multiple-lift, single-use leach pad. Leach-grade ore will be processed by crushing and heap leaching.

Size reduction of run-of-mine (ROM) ore will be in a three-stage crushing circuit. The primary and secondary crushing stages will be in open-circuit, and the tertiary will be in closed circuit. The crushing circuit will operate 7 days per week, 2 shifts per day at 12 hours per shift.

Feed to the crushing circuit will be mainly by direct truck dumping, but augmented periodically with a front end loader. The crushed product from the primary and secondary crushing circuit will discharge to storage bins. Ore from

the bins will be reclaimed using belt feeders and feed the tertiary screening and crushing circuit. Lime will be added to the final crushed product that will discharge to an overland conveyor and then to a conical, fine ore stockpile. Ore from the fine ore stockpile will be reclaimed using belt feeders and feed a conveying and radial stacker system that will construct the heap. The stacked ore will be leached using a drip irrigation system for solution application.

Leaching will be single-stage followed by recovery of the gold and silver in a standard zinc precipitation circuit. Large ponds are included to handle any large rainfall amounts and excess solutions. Solutions in excess of that required will be stored in a storage pond, and ultimately, return to the process as make-up solution. Pond storage was developed by Golder and designed to contain a 100-year 24-hour storm event and 48 hours of pumping shutdown at the designed pumping rate. Additional pond storage is used to contain process flows and incidental rainfall. KCA reviewed these water balance calculations and agrees with the ultimate design.

Gold and silver-bearing solution discharging from the heap will be directed to a pregnant solution process pond. Gold and silver recovery will take place in a Merrill-Crowe recovery plant. The plant will be located in the vicinity of the process pond. Pregnant solution will be pumped to the plant, where gold and silver will be precipitated from the solution using zinc dust. Precipitate produced in the Merrill-Crowe circuit will be filtered and dried, treated to remove any mercury, and smelted in a furnace to produce the final doré product.

Barren solution discharging from the recovery plant will be pumped to a barren tank and then back to the heap leach pad for further leaching. High strength cyanide solution will be injected into the barren solution to maintain the cyanide concentration at the desired level.

The general process flowsheet is shown in Figure 26-1. The general arrangement of the process facilities is shown in Figure 26-2.

18.2 Metallurgical Testing

A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests. In KCA's opinion the recoveries and reagent consumptions used are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions as identified in the M3 bankable feasibility study. The recoveries and consumptions used are as follows:

TABLE 18-2

Gold and Silver Recoveries by Ore Type

Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%
Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%
Weighted Average - Based on Latest Mine Production Schedule	**73.9%**	**51.3%**

TABLE 18-3

Reagent Consumptions

Oxide – Andesite	3.2	0.4
Mixed – Andesite	1.6	0.4
Sulfide – Andesite	1.6	0.4
Oxide – Latite	1.6	0.4
Mixed – Latite	0.9	0.4
Sulfide – Latite	0.9	0.4
MnOx – Latite	1.6	0.4
Overall Weighted Average	**1.7**	**0.4**

The cyanide consumption in the column leach tests ranged from 4 to 5.4 kg/t. The high cyanide consumptions were partially due to long leach times utilized in the column tests. The 0.4 kg/t cyanide consumption was estimated by M3 and McClelland Laboratories, Inc. based on a review of existing commercial heap leach operations processing similar material. KCA agrees that the high cyanide consumptions in the column tests were partially due to the long leach times.

Compacted permeability tests were conducted on residues from the column leach tests conducted at a crush size of 6.3 mm. These tests show excellent permeability at heap heights up to 100 meters. Therefore, no agglomeration should be required.

Testwork to determine crushing work indices and abrasion indices was completed. Average crushing work indices ranged from 3.8 kWh/t for oxide andesite to 15.4 kWh/t for sulfide latite. Overall average crushing work index for the ore body is approximately 6.3 kWh/t.

Abrasion indices were determined by paddle abrasion tests. Abrasion indices are dependent on lithology. The abrasion indices on andesite materials averaged 0.116 while those on latite materials averaged 0.679. Metso Minerals classifies the andesite material as "acceptable" and the latite material as "abrasive". The abrasion indices are used to estimate crusher liner consumption.

19.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1 Mineral Resource Estimates

In October 2004, Minefinders developed a three-dimensional block model and resource estimate for the Project, which is the current model. RPA conducted a review and audit of this model and the resource estimate. RPA submitted an independent Technical Report dated 16 November 2004 which summarized the results of their audit. RPA's Report section on Mineral Resource Estimates is summarized in M3's Report and is copied below. Any changes are shown in *italics*.

In August 2004, Minefinders completed a Mineral Resource estimate for the Dolores deposit. The estimate was carried out using a block model constrained by 3D wireframe models constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). As shown in Table 2, *(Table 2 is not shown in this Report, but is presented in RPA's Report)* the August 2004 estimate totaled 93.6 million t grading 0.87 g/t Au and 41.0 g/t Ag in the Measured and Indicated categories, with an additional 27.3 million t grading 0.80 g/t Au and 27.5 g/t Ag in the Inferred category.

Minefinders prepared an update to the Mineral Resources estimate in October 2004 using the most recently obtained drill results. This updated block model was provided to RPA to review and audit. The updated Mineral Resources estimate at a range of AuEq cut-offs is listed in Table *19-1*.

The October updated model shows modest changes in tonnes, grade, and ounces for all Mineral Resource categories, as compared to the August estimate. The changes are reported to be due to the addition of new drilling data and correction of an error in the classification scheme that allowed the use of surface samples for classification (see section in *RPA's* report entitled Resource Classification). RPA notes that, at the 0.3 g/t AuEq cut-off, the total change in the Measured and Indicated categories is +4.1% for Au ounces and +6.4% for Ag ounces. For the Inferred category the Au ounces change by -2.4% while the

Ag ounces increase by 3.8%. In RPA's opinion, these changes are relatively small, and within the accuracy of the overall estimate.

Table *19-1*
October 2004 Mineral Resources Estimate
Minefinders Resources Ltd. Dolores Project
Measured and Indicated Resources

AuEq cut-off, g/t	Tonnage Kt	Au g/t	Au Oz	Ag g/t	Ag oz
5.0	3,719	6.054	723,790	229.7	27,466,361
4.0	5,422	4.982	868,467	200.1	34,888,156
3.0	8,988	3.829	1,106,538	161.1	46,539,084
2.0	17,505	2.679	1,507,958	117.7	66,223,680
1.5	26,501	2.114	1,800,809	96.1	81,887,863
1.0	39,083	1.668	2,095,480	77.4	97,272,765
0.9	42,311	1.583	2,153,813	73.7	100,281,180
0.8	46,375	1.488	2,219,209	69.5	103,689,351
0.7	51,824	1.378	2,295,617	64.7	107,766,376
0.6	59,486	1.249	2,387,952	59.0	112,777,515
0.5	70,102	1.107	2,494,409	52.7	118,799,668
0.4	84,430	0.962	2,611,715	46.2	125,512,637
0.3	100,018	0.843	2,711,637	40.8	131,166,010

Inferred Resources

AuEq cut-off, g/t	Tonnage Kt	Au g/t	Au oz	Ag g/t	Ag oz
5.0	722	7.406	171,896	140.2	3,253,005
4.0	999	6.161	197,891	132.9	4,267,647
3.0	1,591	4.699	240,438	117.4	6,009,893
2.0	3,305	3.107	330,177	86.1	9,148,698
1.5	5,367	2.370	408,987	69.0	11,904,613
1.0	8,733	1.758	493,497	55.2	15,497,892
0.9	9,652	1.645	510,614	52.6	16,315,807
0.8	10,719	1.532	527,965	49.9	17,198,355
0.7	12,288	1.395	551,350	46.2	18,266,964
0.6	14,677	1.235	582,642	41.6	19,643,623
0.5	17,913	1.070	616,168	37.2	21,402,222
0.4	22,214	0.915	653,445	32.5	23,240,633
0.3	28,054	0.767	691,629	28.0	25,276,201

Note: Table *19-1* appears as reported by Minefinders. Gold equivalence was calculated using a Ag to Au ratio of 75:1.

19.1.1 Sample Database

The database used for grade estimation comprised drill hole samples. Underground and surface samples were used to guide the geological interpretation, and the surface samples were included for assigning resource classifications. Statistics for the drilling data are shown in Table *19-2* below.

Table *19-2*
DRILL SAMPLE STATISTICS
Minefinders Resources Ltd. Dolores Project

Zeros Incl	Samples					
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)
No.	75,993	75,995	7,071	7,106	13,707	13,763
Mean	247.7	12.1	986.9	47.7	382.9	18.8
SD	1,817.0	79.8	4,058.0	213.4	1,880.7	74.7
CV	7.34	6.58	4.11	4.47	4.91	3.96
Median	32.0	1.6	250.0	13.0	95.0	5.0
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	0.0	0.0	0.0	0.0	0.0	0.0

No Zeros	Samples					
	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)
No. Non-zero	61,204	64,244	6,849	6,970	12,702	13,147
Mean	307.5	14.4	1,018.9	48.6	413.2	19.7
SD	2,020.0	86.6	4,119.3	215.3	1,950.5	76.3
CV	6.57	6.04	4.04	4.43	4.72	3.87
Median	54.0	2.5	270.0	13.8	110.0	5.4
High	233,550.0	13,410.2	167,007.0	13,410.2	115,852.0	2,780.1
Low	2.0	0.1	2.0	0.1	2.0	0.1

Grade estimation and solids modeling was done using three grade domains. A high-grade zone encompassed material above 1.0 g/t AuEq, with a low-grade halo generally comprising material grading between 0.2 g/t and 1.0 g/t AuEq. All other material was categorized

as "Waste" and estimated separately. RPA notes that the Waste category was added in order to improve pit shell optimization and is not included in the Mineral Resources estimate. The statistics in Table *19-2* are for the entire sample database (Au-all and Ag-all) as well as for subsets within the volumes for the high- and lo-grade zones used in the modeling. RPA notes that the highest grade assay in the database, a 233 g/t Au assay, does not fall within either the high or low-grade zones.

Histograms and probability plots for the drill samples are included in *Section 26*. RPA notes that the sample grade distributions for both Au and Ag are highly skewed and are close to log normal. This is especially true for the subset data, and in particular, Ag. All data sets are typified by high Coefficients of Variation, and in RPA's opinion, it is appropriate to cut high grades. This is discussed in more detail in the section of this report entitled Capping of High Grades.

19.1.2 Compositing

Drillhole samples were composited to 2 m downhole lengths. Compositing was configured to begin at the bottom of the hole, progressing upwards without breaks for lithology or grade shall boundaries. Void spaces (i.e. underground openings) were not assigned grade.

The statistics for the high-grade and low-grade zone uncapped composites are show in Table *19-3*.

Table *19-3*
COMPOSITE STATISTICS
Minefinders Resources Ltd. Dolores Project

Zeros Incl	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)
	Composites					
No.	20,420	20,498	5,690	5,733	13,160	13,185
Mean	681.3	32.8	1,697.8	76.2	313.3	17.4
SD	2,383.4	125.3	4,253.2	226.6	605.4	30.3
CV	3.50	3.82	2.51	2.97	1.93	1.74
Median	238.0	12.0	770.0	37.0	185.0	9.5
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	0.0	0.0	0.0	0.0	0.0	0.0

No Zeros	Au-all (ppb)	Ag-all (ppm)	Au-hi (ppb)	Ag-hi (ppm)	Au-lo (ppb)	Ag-lo (ppm)
	Composites					
No. Non-zero	20,179	20,268	5,682	5,681	13,044	13,071
Mean	689.4	33.2	1,700.2	76.9	316.1	17.5
SD	2,396.5	126.0	4,255.7	227.5	607.4	30.4
CV	3.48	3.80	2.50	2.96	1.92	1.73
Median	224.0	12.2	771.0	37.5	187.0	9.7
High	103,165.0	13,410.2	103,165.0	13,410.2	28,861.0	939.2
Low	1.0	0.02	2.00	0.12	1.0	0.02

RPA regenerated the drill hole composites and confirms that they have been calculated properly.

19.1.3 Capping High Grades

Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. The statistics for the high-grade and low-grade zone capped composites are shown in Table *19-4*.

Table *19-4*
COMPOSITE STATISTICS
Minefinders Resources Ltd. Dolores Project

	Uncut		Cut	
	Au (ppb)	Ag (ppm)	Au (ppb)	Ag (ppm)
Number	20,420	20,498	20,420	20,498
No. Cut	-	-	29	25
Mean	681.3	32.8	654.8	31.5
SD	2,383.5	125.3	1,792.9	71.5
CV	3.50	3.82	2.74	2.27
Median	238.0	12.0	238.0	12.0
Max	103,165.0	13,410.2	30,000.0	1,000.0
Min	0.0	0.0	0.0	0.0

The capping reduces the Au grade by 0.026 g/t (3.9%) and affects 29 or 0.14% of the composites. For Ag, the grade is reduced by 1.3 g/t (3.9%) and 25 or 0.12% of the composites were cut. RPA has carried out an analysis of various capping levels by calculating the average grade of the composites at a range of high grade caps. A graph showing the effect of varying the capping level is *presented in Section 26.* In RPA's opinion, a reasonable range for the capping level would be 15 g/t to 30 g/t Au.

RPA considers the capping values used to be within an acceptable range for the observed grade distributions, albeit at the high end of the acceptable range.

19.1.4 Gold Equivalence

Au and Ag grades have been rendered into a Au equivalent grade (AuEq) for the purpose of geological modeling and application of a cut-off grade. Au equivalence adopted fairly early on in the project life and has been carried through over the years in order to allow for comparison of successive block models.

An AuEq ratio of 75 ounces Ag to 1 ounce Au was used. This ratio is based on metal prices and recoveries for the two metals at the time that RPA conducted their review.

In RPA's opinion, the 75:1 Ag:Au ratio is somewhat conservative, but that it is a reasonable value for the time being. RPA notes, however, that the complexity of the resource models makes it impossible to continually change the ratio to remain up-to-date. The sensitivity of the Mineral Resource estimate to changing the Ag:Au ratio is unknown (or at least unreported) at this time. It is unreasonable to reconstruct the solids models using different Ag:Au rations but it would be relatively easy to re-estimate the AuEq block grades at two or three different ratios and report the results. RPA recommends that this sensitivity analysis be carried out.

19.1.5 Geostatistics

Distance to the nearest composite is a principal criterion used for classification of the Mineral Resource estimate. The distance limits were derived from variography carried out in 2002 by Minefinders consultants. Maximum variogram ranges were in the order of 60 m along strike (150°), 45 m up and down dip (approximately -80°SW), and 30 m across the plane of the vein. RPA conducted a preliminary variogram analysis to confirm these ranges. The variography was conducted on the cut Au composites for the combined high and low grade zones.

The RPA semi-variograms are *presented in Section 26*. Three linear log variograms for the Au composites are provided, one for each of the principal directions. The strike direction is 150°, the up-dip direction 060°/+80°, and the cross-structure (minor axis) direction was 060°/-10°. The variograms confirm, for the most part, the ranges reported by Minefinders. In order to generate reasonably coherent and interpretable variograms, it was advantageous to calculate them using log transformed data. RPA notes that the variogram in the minor-axis direction actually yielded a 35 m range, which is slightly larger than the 30 m defined by earlier workers.

19.1.6 Solid Models

Solid models based on AuEq grade were used to constrain the grade estimation. The Au and Ag grades are observed to be controlled by fractures, which in turn control quartz veining and brecciation. This structural zone strikes approximately 150^0 with dips ranging from steeply east to steeply west. The predominant dip for the mineralized structural zone is approximately 80^0SW. Continuity of discrete structures can be demonstrated for tens to hundreds of meters along strike and up and down dip. However, the veins anastomose in a complex manner that would be very difficult to model with conventional wireframes. In addition, there are a number of small-scale fault displacements along NE-SW-striking structures.

To accommodate the complex geometry, a series of "extruded" models were used as an alternative to a more conventional set of wireframes. These models are generated by projecting sectional (or level plan) polygonal renderings of the grade shells half way to adjacent sections or plans. The wireframes produced in this manner resemble a series of slices of the modeled feature. Volumetric accuracy is compromised to a certain extent but if the section spacing is small enough, the errors are generally small.

Two sets of solids were generated: one for the high-grade mineralization, and the other representing a lower grade halo around the high-grade zones. Nominal cut-offs of 0.20 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. The cut-offs are termed "nominal" because the interpretations were extended to include material below cut-off in order to preserve geological continuity. Minimum widths of 5 m and 10 m were used for the high-grade and low-grade zones, respectively. Zones were extrapolated upwards to surface where surface sampling confirmed the vein locations. Down-dip extrapolations were in the order of 50 m to 100 m.

Drillhole and channel composites were assigned integer codes according to their grade class. High-grade composites were assigned a code of 1000, while low-grade composites were assigned 100. The grade shells were interpreted on 25 m sections, and 10 m level plans. Individual structures were considered to be continuous enough to model if they could be traced for three consecutive sections. If not, they were left as isolated intercepts. The interpretations were refined by comparison and iterative adjustment of both plan and section views. Grade envelopes were interpreted for high and low-grade zones as well as lower grade "holes" within the zones.

Extruded solid models were used to assign rock codes to the block model. The codes were assigned in the following order:

1) 100 assigned to blocks at 50% within low-grade solids.
2) 1000 assigned to blocks at least 50% within high-grade solids.
3) Blocks with at least 51% contained volume in a "hole" in the high-grade zones were assigned 100 (i.e. low-grade).
4) Blocks with at least 51% in a "hole" in the low-grade were tagged as waste.

In RPA's opinion, the solids modeling approach is reasonable. RPA examined the solids models and compared them to the sample data and considers the interpretations to be plausible and appropriate. RPA notes that considerable time and effort has been applied in the interpretation of the geology, and that Minefinders personnel have been particularly diligent in developing the solids models.

19.1.7 Block Model

The block model was constructed in Gemcom. Model specifications are listed below in Table *19-5*.

TABLE 19-5
BLOCK MODEL GEOMETRY
Minefinders Resources Ltd. Dolores Project

Origin	X	50,336
	Y	50,597
	Z	1,800
Block	X	3
	Y	10
	Z	5
Size (Blocks)	Columns	500
	Rows	350
	Levels	140
Size (m)	Columns	5,000
	Rows	1,050
	Levels	700

The model was rotated -30^0 about the Y axis to align it with the principal strike direction of the veins.

In RPA's opinion, the configuration of the block model and block size used is reasonable for the deposit and the spacing of the data. At the time of writing of this report (November 2004) the block size is under review to determine if it properly reflects the grade selectivity that will be achieved in the pit. It is felt by Minefinders personnel that the block size in the present model may be small relative to the selective mining unit (SMU) and so the block grade distribution may not exactly reflect what will be mined. A change of block size, if deemed necessary, will be achieved by either combining existing blocks (reblocking) or just rerunning the grade estimation using a different block size. The effect of increasing the block size will be to increase tonnage and reduce grade due to additional dilution added to the above-cut-off material. Total metal content may increase slightly.

The primary components stored in the block model are values for Au, Ag, AuEq, rock type, anisotropic distance to nearest sample, relative oxidation, Mn oxide content, argillic alteration intensity, and pyrite content. The grade components are fairly self-explanatory. Anisotropic distance is the principal criterion used for classification. Rock type tags were used in the grade estimation to constrain the composite selection. The manganese, pyrite, and oxide components provide a means to discriminate between zones of similar metallurgical characteristics for pit design and planning purposes.

A typical cross section and level plan of the block model, showing the block grades and the planned pit shell are provided in Figures 8 and 9, respectively.

19.1.8 Grade Estimation Methodology

Grade was estimated into the blocks using inverse distance to the fifth power weighting (ID5). This weighting method was selected in order to preserve as near as possible the observed grade variability in the deposit and minimize smoothing.

The maximum search distances used were 150 m in the strike direction (150^0), 120 m up and down dip, and 60 m in the Z direction. Searches were limited to a minimum of 3 and maximum of 12 composites for each block, and maximum of 2 composites from any one drill hole. This forced the search to include at least two drill holes for each block estimate. The composites were coded according to zone and only composites from a particular zone could be used to estimate grade for blocks within that zone (i.e. hard boundaries).

In RPA's opinion, the grade estimation methodology and parameters are reasonable and appropriate for the deposit.

19.1.9 Bulk Density

Bulk density estimates for the blocks were based on approximately 250 tests conducted on drill core using the water immersion method. The tests were confined to the latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m^3 and for the andesite is 2.58 t/m^3. The average abundance of the latite host in the deposit is 40% versus 60% for andesite. An average density of 2.55 t/m^3 is assigned to all blocks based the relative proportion of host rock lithologies. RPA considers the method used to derive the bulk density, and the application of the density to tonnage estimation to be reasonable and appropriate.

19.1.10 Block Model Validation

RPA conducted a number of validation exercises on the block model. These included:

- Inspection of the block model in plan and section and visually comparing block grades to the drill data.
- Statistical comparison of composite grades versus block grades.
- Re-estimation of the block grades using an alternative method.

Global block and composite statistics are provided in Table *19-6*.

TABLE *19-6*
COMPARISON OF COMPOSITE AND BLOCK GRADES
Minefinders Resources Ltd Dolores Project

Zeros Incl.	Composites				Blocks			
	Au_hi (ppb)	Ag_hi (ppm)	Au_lo (ppb)	Ag_lo (ppm)	Au_hi (ppb)	Ag_hi (ppm)	Au_lo (ppb)	Ag_lo (ppm)
No.	5,690	5,733	13,160	13,185	110,657	110,657	346,013	346,013
Mean	1,697.8	76.2	313.3	17.4	1,587.1	72.0	329.7	15.7
SD	4,253.2	226.6	605.4	30.3	2,067.1	87.4	649.4	22.3
CV	2.51	2.97	1.93	1.74	1.30	1.20	2.00	1.40
Median	770.0	37.0	185.0	9.5	1,028.0	49.7	215.0	10.5
High	103,165.0	13,410.2	28,861.0	939.2	30,000.0	1,000.0	17,290.0	800.3
Low	0.0	0.0	0.00	0.00	0.0	0.0	0.0	0.0

In RPA's opinion, the average block grades are reasonably close to the mean composite grades. The greatest difference is in the Ag grades for the low-grade zone, where the mean block grade is 9.8% lower than the composite grades. Mean block grades are lower for all components except the low-grade zone Au, where the block grades averaged 5.2% higher than the composites.

RPA re-estimated the block grades using Ordinary Kriging (OK) as a gross check of the interpolation method. RPA used a variogram model based on the geostatistical parameters discussed above, and the variograms shown in *Section 26*. A relative nugget effect of 15% was used. The sample search parameters and database remained the same as for the ID5 block model. Table *19-7* compares the OK model with the ID5 model.

Both estimates are unclassified. At the 0.3 g/t AuEq cut-off, the two estimates compare reasonably well. OK provided a somewhat more smoothed grade distribution, which resulted in an estimate yielding more tonnes at a lower grade than the ID5 estimate. The OK estimate reports 6% more tonnes at approximately 6% lower grade, yielding metal contents very close to those estimated by ID5.

In RPA's opinion, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores."

TABLE *19-7*
OK vs. ID5 MODEL
Minefinders Resources Ltd Dolores Project

ID5 Model Cut-off (g/t AuEq)	**Tonnage (Kt)**	**Au (ppb)**	**Ag (g/t)**	**Au (oz)**	**Ag (oz)**
5.0	4,464	6,279	215.0	901,000	30,854,000
4.0	6,456	5,169	189.5	1,072,000	39,331,000
3.0	10,647	3,960	154.4	1,355,000	52,851,000
2.0	20,970	2,745	112.6	1,850,000	75,914,000
1.5	32,139	2,154	91.5	2,225,000	94,549,000
1.0	48,187	1,683	73.4	2,607,000	113,716,000
0.90	52,373	1,593	69.8	2,682,000	117,532,000
0.80	57,551	1,495	65.9	2,766,000	121,937,000
0.70	64,625	1,380	61.1	2,867,000	126,952,000
0.60	74,747	1,245	55.5	2,992,000	133,378,000
0.50	88,713	1,098	49.6	3,131,000	141,470,000
0.40	107,495	951	43.4	3,286,000	149,994,000
0.30	129,153	825	38.0	3,425,000	157,792,000
0.20	148,110	739	34.1	3,519,000	162,382,000
0.10	160,949	688	31.7	3,560,000	164,038,000
0	168,685	657	30.3	3,563,000	164,330,000

OK Model Cut-off (g/t AuEq)	**Tonnage (Kt)**	**Au (ppb)**	**Ag (g/t)**	**Au (oz)**	**Ag (oz)**
5.0	2,644	6,831	193.0	580,000	16,406,000
4.0	4,852	5,229	164.0	815,000	25,581,000
3.0	9,062	3,870	137.6	1,127,000	40,089,000
2.0	20,942	2,520	101.0	1,696,000	68,003,000
1.5	31,870	2,015	85.8	2,064,000	87,914,000
1.0	44,735	1,660	73.5	2,387,000	105,713,000
0.90	47,762	1,594	70.8	2,447,000	108,719,000
0.80	52,354	1,508	66.8	2,538,000	112,441,000
0.70	58,453	1,400	62.4	2,631,000	117,270,000
0.60	69,252	1,248	56.0	2,778,000	124,685,000
0.50	86,741	1,067	48.4	2,975,000	134,979,000
0.40	111,444	894	41.0	3,203,000	146,904,000
0.30	136,549	771	35.7	3,384,000	156,731,000
0.20	154,620	704	32.6	3,499,000	162,062,000
0.10	162,354	679	31.4	3,544,000	163,904,000
0	168,672	657	30.3	3,562,000	164,317,000
Diff @ 0.3 g/t					
	7,396	-54	-2	-41,000	-1,061,000
% Diff	5.7%	-6.5%	-6.1%	-1.2%	-0.7%

19.1.11 Mined-Out Volumes

A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA's opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders is reportedly planning to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action.

19.1.12 Classification

Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m from the nearest composite. These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as

such, contribute to the local confidence level of the estimate. In RPA's opinion, the method used to classify Mineral Resources at Dolores is reasonable.

19.1.13 Cut-off Grade

Preliminary economic analyses carried out by Minefinders indicate that the internal cut-off grade for sulphide, oxide, and mixed ore types will be in the order of 0.31 g/t AuEq. The MnO ore type has a higher cut-off of 0.43 g/t AuEq but it comprises a very small proportion of the Mineral Resource. The assumptions used in deriving these cutoff grades are listed in Table *19-8* (provided by Minefinders).

TABLE *19-8*
CUT-OFF GRADE ASSUMPTIONS
Minefinders Resources Ltd Dolores Project

Cut-off Grade Worksheet for Various Material Types

	Sulfide	Mixed	Oxide	MnO
Au Recovery	59%	70%	78%	78%
Ag Recovery	59%	50%	45%	25%
Avg. Rec. At 73% Au, 27% Ag	59%	65%	69%	64%
Au Price	$350.00	$350.00	$350.00	$350.00
Ag Price	$5.50	$5.50	$5.50	$5.50
Implied AuEq ratio	64	89	110	199
Process Cost	$2.13	$2.13	$2.13	$2.13
Mining Cost	$0.70	$0.70	$0.70	$0.70
Implied AuEq Internal Cut-off (g/t)	0.321	0.293	0.274	0.297
Implied AuEq External Cut-off (g/t)	0.426	0.389	0.364	0.395
Internal Cut-off (g/t)	0.308	0.308	0.309	0.429
External Cut-off (g/t)	0.409	0.409	0.410	0.570
Percent of total resource	32	32	32	4
Weighted Average Internal Cut-off (g/t)		0.313		
Weighed Average External Cut-off (g/t)		0.416		

Note: Recoveries are for "leach-grade" material and not milling ore.
AuEq ratios were developed prior to M3's Study and KCA's Feasibility Study.

Based on the assumptions outlined in Table *19-8*, Minefinders uses a cut-off grade of 0.3 g/t AuEq for Mineral Resources at Dolores. RPA considers this cut-off grade to be reasonable.

19.1.14 Mineral Resources Report

The classified Mineral Resources estimate at a range of cut-off grades is listed in Tables *19-9 and 19-10*.

The tables *below* show the Mineral Resources tabulated and summarized from the block by RPA. RPA notes that there are slight variations in tonnes and grade between this summary and the one reported by Minefinders (Table *19-1*). These variances are due to rounding errors and also to slight differences in the methods used by RPA in Gemcom to estimate and sum the tonnages. The overall difference in reported ounces at the 0.30 g/t AuEQ cut-off is less than 1%, which in RPA's opinion, is not significant.

At the 0.3 g/t AuEq cut-off, the Measured and Indicated Mineral Resources estimate totals 101.1 million t grading 0.84 g/t Au and 40.8 g/t Ag, with an additional 28.1 million t grading 0.77 g/t Au and 28.0 g/t Ag in the Inferred category.

TABLE *19-9*
MINERAL RESOURCES ESTIMATE
Minefinders Resources Ltd Dolores Project

Measured Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	2,284	6.17	241.1	9.39	438,000	17,126,000
4.0	3,243	5.12	210.7	7.93	516,000	21,254,000
3.0	5,195	3.97	169.9	6.24	641,000	27,452,000
2.0	9,853	2.79	123.3	4.44	855,000	37,787,000
1.5	14,808	2.19	100.3	3.53	1,010,000	46,195,000
1.0	22,238	1.70	79.6	2.76	1,176,000	55,058,000
0.9	24,198	1.61	75.5	2.62	1,210,000	56,825,000
0.8	26,639	1.51	71.1	2.45	1,247,000	58,912,000
0.7	29,639	1.40	66.3	2.28	1,287,000	61,120,000
0.6	33,639	1.27	60.9	2.09	1,332,000	63,719,000
0.5	38,914	1.14	55.1	1.88	1,383,000	66,690,000
0.4	45,899	1.01	49.0	1.66	1,437,000	69,953,000
0.3	53,413	0.89	43.7	1.48	1,485,000	72,599,000

Indicated Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	1,459	5.89	211.0	8.70	267,000	9,575,000
4.0	2,215	4.80	183.9	7.25	330,000	12,667,000
3.0	3,863	3.64	148.6	5.62	437,000	17,854,000
2.0	7,813	2.54	110.2	4.00	616,000	26,779,000
1.5	11,967	2.01	90.6	3.22	747,000	33,723,000
1.0	17,225	1.62	74.4	2.61	868,000	39,860,000
0.9	18,531	1.55	71.2	2.50	891,000	41,038,000
0.8	20,201	1.46	67.4	2.36	917,000	42,349,000
0.7	22,704	1.35	62.5	2.18	953,000	44,135,000
0.6	26,443	1.21	56.4	1.97	997,000	46,387,000
0.5	31,892	1.06	49.7	1.72	1,050,000	49,299,000
0.4	39,373	0.91	43.0	1.48	1,110,000	52,659,000
0.3	47,652	0.78	37.5	1.28	1,161,000	55,580,000

Inferred Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	721	7.41	140.6	9.28	166,000	3,151,000
4.0	998	6.16	133.2	7.94	191,000	4,133,000
3.0	1,589	4.70	117.7	6.27	232,000	5,815,000
2.0	3,303	3.11	86.2	4.25	319,000	8,856,000
1.5	5,364	2.37	69.1	3.29	395,000	11,529,000
1.0	8,724	1.76	55.3	2.49	476,000	15,005,000
0.9	9,643	1.64	52.7	2.35	493,000	15,806,000
0.8	10,710	1.53	50.0	2.20	510,000	16,656,000
0.7	12,282	1.39	46.3	2.01	532,000	17,687,000
0.6	14,665	1.23	41.7	1.79	562,000	19,020,000
0.5	17,908	1.07	37.2	1.57	595,000	20,720,000
0.4	22,223	0.91	32.6	1.35	631,000	22,533,000
0.3	28,089	0.77	28.0	1.14	668,000	24,462,000

TABLE *19-10*
MEASURED AND INDICATED MINERAL RESOURCES
Minefinders Resources Ltd Dolores Project

Measured and Indicated Resources

Cut-Off	TONNAGE	Au	Ag	AuEq	Au	Ag
g/t AuEq	Kt	g/t	g/t	g/t	oz	oz
5.0	3,743	6.06	229.4	8.82	705,000	26,701,000
4.0	5,458	4.99	199.8	7.40	846,000	33,922,000
3.0	9,058	3.83	160.8	5.78	1,079,000	45,307,000
2.0	17,666	2.68	117.5	4.11	1,471,000	64,567,000
1.5	26,775	2.11	96.0	3.28	1,758,000	79,919,000
1.0	39,463	1.67	77.3	2.61	2,045,000	94,919,000
0.9	42,729	1.58	73.6	2.48	2,101,000	97,863,000
0.8	46,841	1.49	69.5	2.33	2,165,000	101,261,000
0.7	52,343	1.38	64.7	2.17	2,241,000	105,255,000
0.6	60,082	1.25	58.9	1.97	2,330,000	110,106,000
0.5	70,805	1.11	52.7	1.75	2,433,000	115,989,000
0.4	85,272	0.96	46.2	1.53	2,548,000	122,612,000
0.3	101,064	0.84	40.8	1.34	2,647,000	128,179,000

19.2 Mineral Reserve Estimate

The proven and probable reserves for the Dolores deposit are contained within an engineered pit design based on a floating cone analysis of a diluted block model derived from the resource block model. A net of process value is calculated for each block within the diluted block model to account for the variable metallurgical recovery and process cost by ore type. The ore processing approach is a tertiary-crushed heap leach to recover the silver and gold. Different recoveries are assigned to the oxide, mixed, sulfide and high manganese ore types. The gold equivalent, net of process cutoff for the various ore types (using $375/oz gold, $5.75/oz silver) is shown in Table 19-11 below.

Table 19 – 11

Gold Equivalent, Net of Process Cutoff, for Various Ore Types

Oxide	79.0%	46.0%	$2.60	0.281
Mixed	79.0%	51.5%	$2.46	0.266
Sulfide, High Grade	65.0%	71.0%	$2.46	0.321
Sulfide, Low Grade	56.0%	55.0%	$2.46	0.373
Oxide, Manganese	78.0%	21.0%	$2.60	0.286
Mixed, Manganese	78.0%	31.5%	$2.60	0.285

The calculation of this gold equivalent cutoff grade includes process recoveries, process costs, all post property costs and recoveries, and royalties. Mining and G&A costs are not included.

The block size in the resource model is 3m x 10m in plan and 5m vertical. The 3m width (across the strike of the deposit) is too narrow for the selectivity of the selected mining equipment needed to accomplish the proposed production schedule. The 3m x10m x 5m blocks were combined to create a block model with 6m x 10m x 5m blocks (2 blocks in the resource model were combined to form 1 block in the diluted block model for mining). This generates a mine model that has a minimum selective unit of 6m by 10m by 5m in size.

The resource model as described in previous sections did not have grade interpolated into the 'waste' zones. Once the decision was made to reblock the resource model, grade was interpolated into the 'waste' zones in order to assign lower grades (versus zero grade) to the surrounding blocks which might then be incorporated into the mine model as dilution. Minefinders calculated gold and silver grade into the 'waste' blocks using the same parameters as used to calculate grade for 'high-grade' and 'low-grade' blocks. Only 'waste' composites were used for estimation of grade into 'waste' blocks. Distance criteria for classification of measured, indicated, and inferred resources were based on the distance from the closest 'low-grade' or 'high-grade' zone composite. The grade estimate in the 'high-grade' and 'low-grade' blocks was not changed from the audited resource. The waste-coded measured and indicated increment of the mineral resource estimate remains un-audited.

Table 19-12 outlines the impact to the resource model of adding grade into the 'waste' zones. For the global measured and indicated resource, the tonnage increased by 6.5%; gold and silver ounces increased 2.3% at the 0.3 gram per tonne cutoff.

Table 19-12
Dolores Project October 2004 Block Model
"Waste" Addition to Measured and Indicated Resources

5	34	5.271	5,770	61.459	67,271
4	41	5.030	6,619	61.640	81,116
3	46	4.767	6,976	62.442	91,387
2	74	3.393	8,025	69.955	165,470
1.5	105	2.662	9,014	66.230	224,244
1	212	1.682	11,449	50.839	346,088
0.9	265	1.460	12,418	46.236	393,270
0.8	428	1.145	15,742	34.972	480,876
0.7	589	0.946	17,933	32.048	607,339
0.6	842	0.778	21,057	28.285	765,339
0.5	1,360	0.607	26,532	23.622	1,033,250
0.4	2,534	0.442	36,001	19.363	1,577,563
0.3	6,588	0.291	61,743	13.977	2,960,675

RPA is of the opinion that the technique used for estimation of grade into 'waste' blocks is consistent with the resource model and appropriate for this purpose.

A number of theoretical pit shell runs (floating cones) were calculated on the re-blocked model to evaluate the sensitivity of the results to the input parameters. The final pit is based on a mining cost of $0.66/t for ore and waste plus an incremental additional mining cost of $0.0025/t per 5m bench below the 1465 elevation. Other inputs to the cone economics include $0.70/t ore for G&A costs, variable processing costs and recoveries, metal prices of $375/oz gold and $5.75/oz silver, and overall slope angles that varied from 52° for pit walls where no haul roads were anticipated to 47° for pit walls with roads.

The input parameters were not revised based on the current gold and silver price or updated operating costs developed during the Feasibility Study.

The reserve summary shown on Table 19-13 is the sum of a mine production schedule using the proven and probable tonnages from the pit design. The pit reserve is tabulated from the mine model with the reblock size of 6m by 10m by 5m high.

Table 19-13

Dolores Feasibility Study Reserve Summary

PROVEN					
Oxide	12,020	0.78	48.64	0.62	22.37
Mixed	17,541	0.87	43.74	0.69	22.53
Sulfide – High Grade	5,174	1.84	67.09	1.20	47.63
Sulfide – Low Grade	6,794	0.39	19.24	0.22	10.58
High Mn – Oxide	1,750	0.70	70.50	0.55	14.81
High Mn – Mixed	399	0.61	80.13	0.48	25.24
Total	**43,678**	**0.88**	**45.44**	**0.65**	**23.32**
PROBABLE					
Oxide	7,643	0.69	48.12	0.55	22.14
Mixed	12,121	0.80	41.73	0.63	21.49
Sulfide – High Grade	2,925	1.68	65.15	1.09	46.26
Sulfide – Low Grade	5,105	0.37	19.14	0.21	10.53
High Mn – Oxide	871	0.70	74.30	0.55	15.60
High Mn – Mixed	130	0.66	80.84	0.51	25.46
Total	**28,795**	**0.78**	**42.96**	**0.58**	**22.07**
PROVEN + PROBABLE					
Oxide	19,662	0.75	48.43	0.59	22.28
Mixed	29,662	0.84	42.92	0.66	22.10
Sulfide – High Grade	8,099	1.78	66.39	1.16	47.14
Sulfide – Low Grade	11,899	0.38	19.20	0.21	10.56
High Mn – Oxide	2,621	0.70	71.76	0.55	15.07
High Mn – Mixed	529	0.62	80.30	0.48	25.29
Total	**72,473**	**0.84**	**44.46**	**0.62**	**22.82**

20.0 OTHER RELEVANT DATA AND INFORMATION

KCA believes that all applicable data and information have been included in this Report.

21.0 INTERPRETATION AND CONCLUSIONS

The results of the feasibility study indicate that the project is economically viable, technically feasible and environmentally sound. The Project has a pre-tax NPV of US$ 389.1 million at a 0% discount rate and an IRR of 28.9%. Estimated time to payback is about 3.2 years.

22.0 RECOMMENDATIONS

KCA is recommending the following based on the KCA feasibility study which includes recommendations by the other contributors.

An after-tax cashflow should be developed to insure that the Project meets Minefinders' corporate goals.

Continued review of the on-going metallurgical testing results is required to confirm the projected recoveries and to optimize reagent consumptions.

The study utilizes on-site diesel generators for electrical power. Given the recent run-up in petroleum prices, process and mine operating costs (and project economics) will be sensitive to fuel price variations, particularly in regard to diesel fuel and to changes in the IPES tax credit. A review of electric power line installation versus diesel generated power should be undertaken given the current and projected price of fuels and possible changes to the IPES tax credit.

Snowden considers haulage cycle times supplied by Minefinders to be aggressive based on Snowden's evaluation using TALPAC modeling when compared to Caterpillar's VSIM modeling program. The TALPAC model indicates that approximately 10% of the time, there may be problems with the haulage cycles. Snowden suggests that travel times may require review and verification.

The in-pit waste and the possible formation of an acid rock drainage lake identified by Golder will require additional study over the project life.

A detailed field investigation, drilling and testing program as applicable should be undertaken to confirm geotechnical parameters for the Chabacan Reservoir,

process facilities, pit slope design, quantity and quality of clay sources and aggregate.

Additional geochemical testing of rock types that will be exposed in the final pit wall and for material in the waste dumps should be conducted. Water samples from up gradient and down gradient of the pit should be collected. The geochemical testing and sampling will help to obtain more accurate estimates of the quantity and quality of discharge water during operations and at closure.

The collection of groundwater information during future drilling and the installation of monitoring wells to collect water quality baseline conditions should be completed.

23.0 REFERENCES

1. Golder Associates Inc, Tucson, AZ. (3 June 2005), Technical Memorandum, Dolores Alternative Study Review – 18 KTPD Scenario, Dolores Project; Chihuahua, Mexico.
2. Golder Associates Inc, Tucson, AZ, (May 2005), Summary Report for Geotechnical and Geo-Environmental Supporting Studies, Volume 1 and 2.
3. Golder Associates Inc, Reno, NV, (November 2004), Report on Feasibility Level Pit Slope Design Study, Dolores Project, Chihuahua, Mexico.
4. Kappes, Cassiday & Associates, Reno, NV, (July 2005), Dolores Alternative Study, 18,000 TPD Scenario.
5. Kappes, Cassiday & Associates, Reno, NV, (22 July 2005), NI 43-101, Technical Report for the Dolores 18,000 TPD Heap Leach Project in Mexico.
6. Snowden Mining Industry Consultants, Vancouver, BC, (September 2005), Dolores Alternative Mining Equipment Estimate.
7. M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) NI 43-101 Technical Report for The Dolores Project; Chihuahua, Mexico.
8. M3 Engineering & Technology Corporation, Tucson, AZ, (June 2005) Dolores Feasibility Study.
9. McClelland Laboratories Inc., (November 2004), Report on Metallurgical Testing – Dolores Drill Core Samples.
10. McClelland Laboratories Inc., (November 2004), Estimating Commercial Heap Leach Cyanide Consumption – Dolores Project.
11. Metso Minerals, Minerals Research & Test Center, (May 2004), Paddle Abrasion Results, Chemical Analysis Results, & Impact Crushability Results.
12. Roscoe Postle Associates, Inc., (November 2004), Technical Report on the Mineral Resources Estimate for The Dolores Property, Mexico – NI 43-101 Report.
13. MLI, (March 1999), Report on Column Percolation Leach Tests Conducted at Colorado Minerals Research Institute - Dolores Drill Core Composites, MLI Job No. 2647.

24.0 DATE

The effective date of this Technical Report is 11 April 2006.

This report was prepared by and signed by the following authors:

Dated 12 April 2006 — (signed) Michael W. Cassiday

Dated 11 April 2006 — (signed) Phil Morriss

Dated 12 April 2006 — (signed) David W. Rennie

25.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1 Mining Operations

The Dolores mine plan will provide ore to a crushing plant at the rate of 6.48 million tonnes per year or an average of 18,000 tonnes per day. The ore will be crushed and conveyed to the heap. Table 25-1 shows the mine production schedule with waste quantities adjusted by Snowden. Snowden adjusted the waste quantities to even out the annual waste tonnage to increase equipment utilization which led to a reduction in overall mine equipment.

The mine plan has approximately 12 years of commercial production after the pre-production period. The peak total material movement is 36.0 million tonnes per year or about 101,700 tpd (assuming 354 operating days per year). The operating waste to ore ratio during the years of peak production (years 3 through 9) is 5.20.

Table 25-2 shows the mine design and operating parameters. It is assumed that the mine will operate two 12-hour shifts per day, 7 days per week and 354 days per year (allowing for Federal holidays and weather delays). Four crews on rotation will work in the mine. .

Table 25-1

Mine Production Schedule (Snowden Waste Adjusted)

PP	305	0.527	15.45	0.395	7.61	3.9	74.9	4,695	5,000
1	5,040	0.860	35.53	0.632	17.87	102.6	2896.4	22,958	27,998
2	6,481	1.073	41.36	0.804	19.90	167.2	4145.5	23,519	30,000
3	6,480	0.748	57.66	0.576	28.06	120.2	5845.5	27,020	33,500
4	6,479	0.869	43.55	0.652	22.18	135.6	4620.8	27,020	33,499
5	6,480	0.847	32.42	0.618	16.74	129.4	3487.7	27,500	33,980
6	6,479	0.708	38.42	0.507	19.11	106.3	3980.1	24,000	30,479
7	6,481	0.606	44.83	0.437	20.42	91.1	4254.4	29,500	35,981
8	6,481	0.673	55.03	0.496	27.05	103.7	5637.3	28,500	34,981
9	6,480	0.697	56.74	0.521	30.30	109.2	6312.2	26,774	33,254
10	6,479	0.813	49.98	0.590	28.51	123.7	5940.7	14,000	20,479
11	6,480	1.081	39.09	0.804	22.62	167.6	4712.5	9,000	15,480
12	2,327	1.601	27.24	1.132	16.97	84.8	1269.0	3,840	6,167
Total	72,472	0.839	44.46	0.620	22.82	1,445.3	53,177.1	268,326	340,798

1) The recoverable ounces of metal equal the ore tonnage times average recoverable grade. These ounces may not be realized in the year shown due to the delay in the extraction schedule.

Table 25-2
Mine Design and Operating Parameters

Pit Design Parameters		
Interramp Slope Angle	52°	
Haul Road Design	24m width (16m at pit bottom) 10% maximum grade	
Dump Design	Angle of repose in lifts, dozed to 2.5:1 for final reclamation	
Operating Schedule		
Available Days per Year	D	365
Available Shifts per Day	Shifts / d	2
Available Shifts per Year	shifts / yr	730
Scheduled Operating Days / Year	D	354
Scheduled Operating Shifts / Year	shifts	708
Shift Duration	Hrs	12
Available Time per Shift	min	720
Lunch & Breaks Duration	min	60
Equipment Inspection Duration	min	10
Shift Change & Blasting Duration	min	10
Fuel, Lube, & Service Duration	min	10
Operating Delays per Operating Hour	min / op hr	9
Operating Delays per Shift	min / shift	94
Effective Minutes per Shift	min	536
Material Characteristics		
MAJORITY ROCK TYPES, ORE AND WASTE		
Material – In Place Density	Kg / bank m^3	2,550
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / m^3	1,821
Moisture Content	%	4.0%
LATITE ROCK TYPE, ORE AND WASTE		
Material – In Place Density	Kg / bank m^3	2,420
Swell % for equipment calculations	%	40.0%
Swell Factor	*	0.714
Material Bulk Density, Dry	Kg / m^3	1,728
Moisture Content	%	4.0%

25.1.1 Equipment Selection and Requirements

In accordance with the Snowden report, the mining equipment is sized to accommodate the mine plan at a maximum mine production rate of 36 million tonnes per year or 101,700 tonnes per day (assuming 354 operating days per year) over the approximate twelve-year mine life. The 5m bench height block model was used for the reserve calculation and mine plan. As stated earlier, Snowden evaluated and reviewed the mine fleet equipment and determined that the selected equipment was suitable for mining up to a 10 meter bench height.

For the purpose of capacity and cost calculations, it has been assumed that the major mining equipment will be the equivalent of Hitachi EX 2500 hydraulic shovels, Caterpillar 992 loaders, Ingersoll Rand DM45/50 blasthole drills and Caterpillar 777 haul trucks. Support equipment includes track dozers, rubber tire dozers, excavator and graders along with smaller equipment for maintenance and other support activities.

Both ore and waste will be drilled and blasted on a 10m bench height using 165 mm diameter holes with spacing between holes of 5.9 m (Snowden). Ore will be selectively excavated using a 5 meter bench height. With swell, a 10m blasted bench will produce 2 x 6m benches for excavation. Ammonium nitrate mixed with fuel oil (ANFO) will be used for all blasting with a powder factor of 0.52 kg/BCM.

The mining equipment requirements have been determined based on the operating schedule and shift duration shown on Table 25-2. Table 25-3 lists the mining and support equipment that has been selected, sized and evaluated for this plan. Table 25-4 shows the mobile support equipment for the plant and heap leach.

Table 25-3

Mine Major and Support Equipment Selection (Snowden)

Blasthole Drill	1	3	IR DM45/50, Diesel
Hydraulic Shovel	0	2	Hitachi EX2500, 15 cu m bucket
Wheel Loader	1	2	Cat 992, 12 cu m, Rock Bucket
Haul Truck	4	19	Cat 777D, 60.5 cu m, 90 t, End Dump
Track Dozer	1	2	Cat D10T, Universal Blade, Ripper
Wheel Dozer	1	2	Cat 824H
Motor Grader	1	2	Cat 16G, 4.88 m
Water Truck	1	2	Cat 777C, 28,000 liter, used
Rock Drill	1	1	IR ECM780
Excavator	1	1	Cat 330CL, 2.4 cu m
Blasters Truck	1	1	Flatbed Truck, 2t
ANFO Truck	1	1	Bulk ANFO/Slurry, 16,000 kg
Fuel Truck	1	1	Fuel and Lube, 11,300 ltr
Blasthole Stemmer	1	1	Skid Steer Loader
Crane	1	1	Used, 60 t Rough Terrain
Crane Truck	1	1	Sterling LT8500 Flatbed w/ 25 t Crane
Mechanics Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Tire Handler	1	1	Cat IT28 w/Tire Handler
Forklift	1	1	Hyster H100XM Shop Forklift
Forklift	1	1	Sellick SD-100 Rough Terrain
Man Lift	1	1	Telescoping Boom, 30 ft
Man Lift	1	1	Scissors Lift, 30 ft
Crew Bus	1	1	20 – 30 Passenger Bus
Pickup Trucks, Supervision & Eng.	8	8	Ford F250 4 wheel drive
Ambulance	1	1	Ford F250 chassis with Ambulance Body
Communications	1	1	Repeater and one radio per equipment unit
Light Plants	5	5	6 kw Generator, Metal Halide Lamp
Mine Dispatch System	1	1	Infrastructure and all major units tied in
Engineering Computers and Software	1	1	Engineering, Drafting, Plotting
Surveying Equipment	1	1	GPS Surveying System
Mine Maintenance Computers and Software	1	1	Inventory Control, Planning

Table 25-4
Plant Support Equipment Selection

Crane Truck	1	1	Sterling LT8500 Flatbed with 25 t Crane
Wheel Loader	1	1	Cat 988H
Track Dozer	1	1	Cat D8T/UBLD/Single Shank Ripper
Mechanics Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Welders Truck	1	1	Peterbuilt 335 chassis, 7 t crane
Motor Grader	1	1	Cat 140H, 3.66 m
Backhoe Loader	1	1	Cat 420D, 1 cu m
Forklift	1	1	Hyster H100XM Shop Forklift
Pickup Trucks, Supervision & Eng.	17	17	Ford F250 4 wheel drive
Flat Bed Truck	1	1	1 ton Truck
Bobcat	2	2	

25.1.2 Mine Personnel

All personnel in the mine and mine maintenance departments will be Mexican nationals with the exception of an expatriate mine manager during the period from pre-production through year 2. In year 2, a national mine manager will be hired for the position and overlap with his expatriate counterpart during that year.

Mine operations and maintenance manpower complement has been estimated basted on a two 12 hour shift per day, seven day per week operation for all unit operations. Four crews will be required with two crews in camp at any point in time. Supervision, engineering personnel and the blasting crew are schedule to work an eight hour day (dayshift).

A summary of the life of mine manpower schedule is shown on Table 25-5.

Table 25-5
Summary of Mine Manpower Requirements (Snowden Fleet Basis)

Supervision/Staff	17	17	18	18	18	18	18	18	18	18	18	18	18
Mine Eng./Geology	11	11	11	11	11	11	11	11	11	11	11	11	11
Mine Operations	87	95	97	102	107	112	122	112	115	86	95	99	46
Mine Maintenance	56	60	62	66	66	68	70	72	70	56	58	58	36
VS&A Allowance	11	8	8	8	9	9	10	9	9	7	8	8	4
Total – Mining	**178**	**191**	**196**	**205**	**211**	**218**	**231**	**222**	**223**	**178**	**190**	**194**	**115**
Ratio – Maint./Ops.	.64	.63	.64	.65	.62	.61	.57	.64	.61	.65	.61	.59	.78

25.2 Recoverability

The Dolores ore has been shown to be amenable to cyanide heap leaching by metallurgical testing programs completed by McClelland Laboratories Inc. and the Colorado Minerals Research Institute. M3 completed a very thorough review of the metallurgical testing results. These results are detailed in their Feasibility Study and Technical Report. Additional details on recoverability can be found in these documents.

KCA used M3's recommended recoveries for each ore type in the feasibility study after a detailed review of past and on-going metallurgical test work. In KCA's opinion the recoveries and reagent consumptions used are justifiable.

Based on the interpretation of metallurgical testing results in M3's Feasibility Study and Technical Report, KCA used the recoveries as shown in the following table in the feasibility study:

TABLE 25-6

Recoveries by Ore Type

Oxide – All Lithologies	79.0%	46.0%
Mixed – All Lithologies	79.0%	51.5%
Sulfide, Hi Grade – All Lithologies	65.0%	71.0%
Sulfide, Lo Grade – All Lithologies	56.0%	55.0%
Manganese Oxide – Latite	78.0%	21.0%
Manganese Mixed – Latite	78.0%	31.5%
Weighted Average - Based on Latest Mine Production Schedule	**73.9%**	**51.3%**

25.3 Markets

Johnson-Matthey Inc of Salt Lake City, Utah, is interested in receiving the gold-silver doré bars from Dolores. They provided a budget quote to refine the bars based on their typical contracts. Their budget quote is summarized as follows:

Treatment Charge:	$0.17 / oz net weight received
Refining Charge	$0.50 / oz fine gold
Terms:	Gold Return 99.75% of assayed contents
	Silver Return 99.75% of assayed contents
	Weighing Limits Variance over 0.2% will be held pending agreement
	Settlement based on mean of assays if within splitting limits; if outside limits, then settled by umpire
	Splitting Limits: Gold at 0.25 parts per thousand; Silver at 2.5 parts per thousand

25.4 Contracts

KCA has no knowledge of any material contracts in place associated with the Project.

25.5 Environmental Considerations

Minefinders will reclaim the mine waste dumps by re-contouring the waste dump slopes to a 2.5:1 slope during normal operations. Mine waste dump reclamation costs are included in the mine operating costs. When leaching is completed, the ore on the leach pad will be allowed to drain down and solution quality will be monitored for compliance. Appropriate environmental action will be taken as solution quality during drain down is obtained. This could include rinsing, cyanide destruction, or microbial treatment to bring solutions into compliance. The pad will be "armored" with 0.5 meters of run of mine waste. Re-vegetation of the waste dumps and leach pad will be by applying seed bed preparation, seed, and fertilizer. An allowance of $1,500 / hectare has been included in the closure cost estimate for the revegetation cost. Other provisions for closure include pit area fencing, building and foundation demolition, an evapotranspiration cell (ET Cell), and ongoing monitoring.

There does not appear to be an acid rock drainage (ARD) issue with respect to waste rock disposal. The material was tested according to accepted industry practice and Mexican norms. Acid Base Accounting (ABA) showed that about 28% of the waste rock has a potential to generate acid with an ABA ratio of <1.2. A 20-week duration dynamic (humidity cell) test showed that only one of four composites made from ABA ratio <1.2 material generated a mildly acidic (pH = 5.8 leachate). That single composite represents only about 5.2 percent of waste material. The other three components made from ABA ratio <1.2 generated neutral or near neutral leachate. The four waste dumps have ABA ratios of 11.2, 24.3, 16.8, and 14.2 with a global average ABA ratio of 16.1.

A reclamation bond is currently not required for mining operations in Mexico. The Land Use Change Study permit application will address the remediation and reclamation parameters and will be part of the approved permit.

25.6 Taxes

There are four taxes that are of primary concern to the project: corporate tax, value added tax, diesel fuel tax, and import duties. There is also a minimum net assets tax which is not applicable to the Dolores project. This minimum tax would be applied at 1.8% of the depreciated value of the project's assets. The assets tax is generally levied against companies who pay no corporate taxes and who have revenues greater than 14.5 million pesos.

Corporate Tax. Corporate taxes are levied against corporate profits. These tax have been declining in recent years, from 35% in 2002 down to 29% in 2006.

Value Added Taxes (IVA). The value added tax rate (IVA) is administered for the mining industry at 15% on all goods and services purchases, domestic and possibly imported. IVA is not applicable to the wages, salaries and benefits of employees.

The IVA collected is placed in a tax credit account and is periodically reimbursed to the company against their Federal income tax liability, approximately every two months. IVA was not applied to the costs presented in the feasibility study.

Diesel Fuel Tax (IEPS). Mexico levies a general tax on the use of diesel fuel that varies monthly and by region. The price of fuel includes a tax of 60%, of which a percentage can be refunded. If the fuel is used off-road and in a qualifying project, the tax is refundable as a credit against corporate income taxes. Qualifying projects include those related to mining, fishing, and agriculture. The tax refund rate for the mining industry has traditionally been 35%; however, the refund can vary and has been at 0% in the recent past. It is believed that the reduction to 0% was an unusual occurrence and that the 35% refund rate will be common in the future.

The IEPS credit was not used in the cost analyses.

Import Duty. The PITEX program allow projects such as Dolores to import services, materials and supplies duty free and without incurring IVA charges. All duty-free materials and equipment have to be imported on a temporary basis, then exported at the end of the project, otherwise the duties will have to be paid. Consumables also qualify for the program if the final product is manufactured for export. If equipment is imported under the PITEX program, it will probably not qualify for immediate depreciation. MFL needs to evaluate the impact of the import duties on their corporate tax structure.

There is a cost associated with administering the PITEX program. The costs can range from 2% to 3% of the equipment cost. The Dolores project assumed that the imported equipment would be charged a 2% fee and that all imported equipment would be exported. An updated quote on the pad and pond liners was obtained from a Mexican company and the import duties were included in this quote.

25.7 Capital and Operating Cost Estimates

The capital expenditures required for the project are summarized in Table 25-7. It is necessary to fund operating expenditures to cover the commissioning time period until the project is generating a positive cash flow. The costs are considered to have an accuracy of +/- 15%. Capital cost estimates are based on the purchase of new equipment and supported by recent budget quotes, bids and cost estimates scaled from similar recent projects.

TABLE 25-7

Capital Costs Summary

DIRECT FIELD COSTS	
000 - General Site	$4,578,300
050 - Mine Development, Haul Roads & Equipment	$15,390,600
100 - Crushing - TNT Package	$22,385,500
150 - Heap Leach System	$11,295,100
200 - Fine Crushing & Ore Reclamation (non-TNT only, other in TNT package Area 100)	$896,500
240 - Stacking (incl. in TNT Package Area 100)	
420 - Merrill Crowe - Lyntek Package	$4,458,700
510 - Smelting (Incl. in Lyntek Package Area 420)	
650 - Water Distribution System	$3,532,000
700 - Power Substations (removed)	
750 - Power Distribution	$3,856,800
800 - Reagents (non-Lyntek only, other in Lyntek Package Area 420)	$3,500
900 - Ancillaries, Buildings & Equipment	$13,084,700
SUBTOTAL DIRECT FIELD COSTS	**$79,481,700**
INDIRECT FIELD COSTS	
Indirects and MFL Owners Costs	$4,829,300
Shipping and Import Fees	$2,195,100
Spare Parts	$2,226,700
Working Capital (60 days operation)	$6,334,000
Initial Fills	$1,538,100
Contingencies	$9,701,400
EPCM (Excluding Mine)	$5,707,200
SUBTOTAL INDIRECT FIELD COSTS	**$32,531,800**
TOTAL CAPITAL COSTS, US$ (Year 0)	**$112,013,500**
Plus Mine Equipment Capital Costs, US$ (Year 1)†	$19,965,400
TOTAL CAPITAL COSTS, US$ (Year 0 and Year 1)	**$131,978,900**

Totals may not sum due to rounding.

IVA taxes are refundable and are not included. Indirect and Owners Costs were combined at Minefinders request.

† Added to Year 0 capital at Minefinders' request

Operating costs for the project have been estimated from a zero base, using, where possible, project specific staffing, salary, wage, and benefit requirements; unit consumption of materials, supplies, power, and water; and delivered supply costs.

Mining fleet utilization and fleet requirements were based on Snowden's evaluation. Costs were developed by Minefinders' and based on IMC's Conservative Optimization Basis of Cost and a review of equipment utilization rates of nine domestic and overseas mine projects provided by Minefinders.

The initial pre-strip was reduced due to the reduced need for fill material in the process, haul road, and administration areas. This material will be mined in year one.

The operating costs have been estimated and presented without added contingency allowances. The operating costs are updated with the latest available information as of January 2006. The mining, processing, general and administrative operating costs are considered to have an accuracy range of +/- 15%. Unit operating costs are summarized in Tables 25-8 and 25-9.

Table 25-8
Operating Cost Summary by Section
Life-of-mine Average

Labor (excludes mine and G&A)	$0.150
Mining	$3.532
Crushing	$0.656
Stacking	$0.174
Heap Leach	$0.221
MC and Refining	$0.426
Reagents	$1.078
Laboratory	$0.079
Support	$0.017
G&A	$0.535
Total, US$/tonne	**$6.869**

Table 25-9
Operating Cost Summary by Area
Life-of-mine Average

All Labor (excluding mine)	$0.15
Mining (includes labor)	$3.53
Process	$2.56
Support	$0.10
G&A	$0.53
Total, US$/tonne	**$6.87**

Note: These costs are based on a diesel fuel price of US$0.50/liter delivered and do not include IPES tax credit.

Total reclamation and closure costs are approximately US$ 9.5 million or about US$ 0.13 per tonne crushed. This is not included in the operating cost estimation, but is included in the cash flow calculation. Doré shipping and refining costs are not included in the above operating costs, but are included in the cash flow model.

The project is expected to employ a total of approximately 345 people at the height of project operations, of which approximately 85% will be hourly and 15% will be salary. With the exception of the General Manager, Mine Manager and the Chief Accountant, who will be expatriate employees, the salaried and hourly workforce will be recruited locally. The expatriate Mine Manager will be replaced by a Mexican national in year 3. Areas where particular expertise and experience are required will be recruited nationally. Most of the workforce is expected to originate in the local regions.

25.8 Economic Analyses

Capital cost for the project is estimated at US$ 132.0 million initially, with US$ 29.0 million in sustaining capital required over the life of the mine. Assuming a base case gold and silver price of US$ 475 and US$ 7.50 per ounce, respectively, the project has a pre-tax NPV of US$ 232 million at a 5% discount rate and an IRR of 28.9%. The pre-tax NPV at a 10% discount rate is US $137 million.

In accordance with the reporting standards developed by The Gold Institute, production cost is calculated as "Total Cash Cost" and "Total Production Cost". Unit operating cost will vary by year depending on the mine area, pit-stripping requirements, and ore type being processed. The Average Cash Operating Cost over the life of mine is estimated to be US$ 7.06 per ton of ore processed or US$ 224 per ounce gold (equivalent) produced. Average Total Cash Cost over the life of mine is estimated to be US$ 7.48 per ton of ore processed or US$ 238 per ounce gold (equivalent) produced. The Average Total Production Cost over the life of the mine is estimated to be US$ 9.61 per ton of ore processed or US$ 305 per ounce gold (equivalent) produced.

Operating costs, including mining, process and support are estimated to be US$ 6.87 per tonne of ore. Doré shipping, insurance and refining costs vary, but average about US$ 6.04 per equivalent ounce gold. Reclamation and closure and equipment salvage values are included in the cash flow estimates. Royalty payments, mining concession and mining claim fees are also included in the cash flow. KCA has included an estimated end-of-project salvage value based on 10% of equipment/vendor package supply costs.

The annual pre-tax cashflow based on the economic model is presented in Table 25-10.

To estimate the relative strength of the project, base case sensitivity analyses (at US$ 475 per troy ounce gold and US$ 7.50 per troy ounce silver) were completed analyzing the effect on project economic indicators of variations in revenue generated by the project (changes in gold and silver price, gold and silver recovery, and/or ore grade), the capital cost of the project, and operating costs. With regard to revenue sensitivity, increases in grade or recovery will result in more gold/silver produced. This would cause a small increase in the Cash Operating Costs (total dollar amount) due to added operating expense to recover/produce the additional ounces. This is not taken into account in the sensitivity analysis for revenue, but is a minor effect.

The economic indicators chosen for sensitivity evaluation are the internal rate of return (IRR) and NPV at 5% and 10% discount rates. The results of the sensitivity analyses indicate the project is, as most projects are, most sensitive to revenue, that being gold and silver price, ore grade, and/or recoveries.

Table 25-10
Minefinders Ltd. – Dolores Silver-Gold Project
Pro Forma Cash Flow Table - Pre-tax, 100% Equity, with Contingency

	Recovery	Price / oz	Ave Grade (g/t)
Gold Assumptions		475.00	0.84
Silver Assumptions		7.50	44.5
Silver Gold ratio	63.33		

Tonnes Total Ore		-	5,346,000	6,480,000	6,480,000
Gold Grade (g/t)		-	0.841	1.073	0.748
Silver Grade (g/t)		-	34.4	41.4	57.7
Gold % Recovery		-	59.2%	69.7%	82.8%
Silver % Recovery		-	39.3%	44.4%	44.2%
Oz Au Produced		-	85,650	155,840	129,110
Oz Ag Produced		-	2,319,600	3,822,300	5,308,800
Gross Gold Value		-	**40,683,750**	**74,024,000**	**61,327,250**
Gross Silver Value			**17,397,000**	**28,667,250**	**39,816,000**
Initial Capital Expenditures					
Metallurgy					
Geotechnical Engineering					
Feasibility Studies					
Mine Development		3,720,500			
Mine Equipment		11,670,100			
Plant and Facilities		60,074,500			
Camp & Townsite		4,016,600			
Spare Parts		2,226,700			
Shipping & Import		2,195,100			
Contingencies		9,701,400			
EPCM (Process & Infrastructure Only)		5,707,200			
Indirects & MFL Owners Costs		4,829,300			
Initial Fills		1,538,100			
Working Capital (60 days)		6,334,000			
Yearly Capital Expenditures					
On Going Mine Development					
Mine & Heavy Equipment			19,965,400	-	847,200
Pad Conveyors			-	-	-
Pad/Pond Expansion			-	-	3,525,800
Process Equipment			-	-	-
Surface Equip & Vehicles			-	-	-
Salvage Value					
Total Capital		**112,013,500**	**19,965,400**	**0**	**4,373,000**
Mining	US$		20,938,300	21,490,300	23,541,000
Processing	US$		14,325,000	17,114,000	17,387,000
G&A	US$		3,280,000	3,280,000	3,280,000
Dore Shipping/Refining	US$		644,600	1,089,700	1,349,700
Reclamation & Closure (M3)			-	-	-
Cash Operating Costs			**39,187,900**	**42,974,000**	**45,557,700**
Silver Revenue Credit	US$		17,397,000	28,667,250	39,816,000
Cash Cost/Oz Au (with silver credit)			*254.42*	*91.80*	*44.47*
Gold Revenue Credit	US$		40,683,750	74,024,000	61,327,250
Cash Cost/Oz Ag (with gold credit)			*(0.64)*	*(8.12)*	*(2.97)*
Cash Cost/Oz eAu			*320.49*	*198.78*	*213.95*
Cash Cost/Oz eAg			*5.06*	*3.14*	*3.38*
Total Cash Operating Cost			**39,187,900**	**42,974,000**	**45,557,700**
Royalities (On Au & Ag NSR)			1,655,200	2,953,600	2,759,400
Mining Concession Fees			10,000	10,000	10,000
Mining Claim Fees			50,000	50,000	50,000
Net Cash Flow		**-112,013,500**	**-2,787,750**	**56,703,650**	**48,393,150**
Cumulative Cash Flow		-112,013,500	-114,801,250	-58,097,600	-9,704,450

Pre-tax IRR	28.9%
Years to Payback (no imputed interest)	3.2
At 0% Discount Rate	389,094,500
At 5% Discount Rate	231,680,800
At 10% Discount Rate	137,040,300

Table 25-10 (Cont'd)
Minefinders Ltd. – Dolores Silver-Gold Project
Pro Forma Cash Flow Table - Pre-tax, 100% Equity, with Contingency

Tonnes Total Ore	6,480,000	6,481,000	6,479,000	6,479,000	6,481,000
Gold Grade (g/t)	0.869	0.847	0.708	0.606	0.673
Silver Grade (g/t)	43.5	32.4	38.4	44.8	55.0
Gold % Recovery	73.4%	73.8%	75.1%	74.9%	72.5%
Silver % Recovery	54.0%	55.4%	48.5%	47.0%	46.8%
Oz Au Produced	132,950	130,340	110,630	94,610	101,700
Oz Ag Produced	4,899,000	3,739,700	3,884,400	4,391,700	5,367,900
Gross Gold Value	**63,151,250**	**61,911,500**	**52,549,250**	**44,939,750**	**48,307,500**
Gross Silver Value	**36,742,500**	**28,047,750**	**29,133,000**	**32,937,750**	**40,259,250**
Initial Capital Expenditures					
Metallurgy					
Geotechnical Engineering					
Feasibility Studies					
Mine Development					
Mine Equipment					
Plant and Facilities					
Camp & Townsite					
Spare Parts					
Shipping & Import					
Contingencies					
EPCM (Process & Infrastructure Only)					
Indirects & MFL Owners Costs					
Initial Fills					
Working Capital (60 days)					
Yearly Capital Expenditures					
On Going Mine Development					
Mine & Heavy Equipment	2,604,100	5,397,000	3,322,400	1,454,700	3,086,900
Pad Conveyors	-	-	-	-	-
Pad/Pond Expansion	-	-	5,593,700	-	-
Process Equipment	-	145,700	-	-	-
Surface Equip & Vehicles	-	583,000	-	-	-
Salvage Value					
Total Capital	**2,604,100**	**6,125,700**	**8,916,100**	**1,454,700**	**3,086,900**
Mining	24,198,200	25,128,200	25,738,900	25,393,400	25,447,600
Processing	17,341,000	17,730,000	17,791,000	17,899,000	18,062,000
G&A	3,280,000	3,280,000	3,280,000	3,280,000	3,280,000
Dore Shipping/Refining	1,271,400	1,024,700	1,017,900	1,093,600	1,310,600
Reclamation & Closure (M3)	-	125,400	-	-	71,400
Cash Operating Costs	**46,090,600**	**47,288,300**	**47,827,800**	**47,666,000**	**48,171,600**
Silver Revenue Credit	36,742,500	28,047,750	29,133,000	32,937,750	40,259,250
Cash Cost/Oz Au (with silver credit)	*70.31*	*147.62*	*168.98*	*155.67*	*77.50*
Gold Revenue Credit	63,151,250	61,911,500	52,549,250	44,939,750	48,307,500
Cash Cost/Oz Ag (with gold credit)	*(3.45)*	*(3.91)*	*(1.22)*	*0.62*	*(0.03)*
Cash Cost/Oz eAu	*219.16*	*249.69*	*278.13*	*290.73*	*258.35*
Cash Cost/Oz eAg	*3.46*	*3.94*	*4.39*	*4.59*	*4.08*
Total Cash Operating Cost	**46,090,600**	**47,288,300**	**47,827,800**	**47,666,000**	**48,171,600**
Royalities (On Au & Ag NSR)	2,758,800	2,549,500	2,267,600	2,095,200	2,346,500
Mining Concession Fees	10,000	10,000	10,000	10,000	10,000
Mining Claim Fees	50,000	50,000	50,000	50,000	50,000
Net Cash Flow	**48,380,250**	**33,935,750**	**22,610,750**	**26,601,600**	**34,901,750**
Cumulative Cash Flow	38,675,800	72,611,550	95,222,300	121,823,900	156,725,650

Table 25-10 (Cont'd)
Minefinders Ltd. -- Dolores Silver-Gold Project
Pro Forma Cash Flow Table - Pre-tax, 100% Equity, with Contingency

Tonnes Total Ore	6,480,000	6,480,000	6,480,000	2,326,000	-	72,472,000
Gold Grade (g/t)	0.697	0.813	1.081	1.601	-	0.839
Silver Grade (g/t)	56.7	50.0	39.1	27.2	-	44.45
Gold % Recovery	74.5%	71.2%	70.8%	95.7%	0.0%	73.9%
Silver % Recovery	51.2%	56.9%	61.2%	117.0%	0.0%	51.3%
Oz Au Produced	108,100	120,630	159,500	114,570	1,750	1,445,380
Oz Ag Produced	6,058,200	5,923,600	4,980,200	2,383,200	90,900	53,169,500
Gross Gold Value	**51,347,500**	**57,299,250**	**75,762,500**	**54,420,750**	**831,250**	**686,555,500**
Gross Silver Value	**45,436,500**	**44,427,000**	**37,351,500**	**17,874,000**	**681,750**	**398,771,250**
Initial Capital Expenditures						
Metallurgy						-
Geotechnical Engineering						-
Feasibility Studies						-
Mine Development						3,720,500
Mine Equipment						11,670,100
Plant and Facilities						60,074,500
Camp & Townsite						4,016,600
Spare Parts			-556,675	-556,675		1,113,350
Shipping & Import						2,195,100
Contingencies						9,701,400
EPCM (Process & Infrastructure Only)						5,707,200
Indirects & MFL Owners Costs						4,829,300
Initial Fills			-769,050	-769,050		-
Working Capital (60 days)			-3,167,000	-3,167,000		-
Yearly Capital Expenditures						-
On Going Mine Development						-
Mine & Heavy Equipment	366,700	28,400	-	-	-	37,072,800
Pad Conveyors	-	-	-	-	-	-
Pad/Pond Expansion	2,062,400	-	-	-	-	11,181,900
Process Equipment	-	-	-	-	-	145,700
Surface Equip & Vehicles	-	-	-	-	-	583,000
Salvage Value				-3,826,800	-3,826,800	-7,653,600
Total Capital	**2,429,100**	**28,400**	**-4,492,700**	**-8,319,500**	**-3,826,800**	**144,357,900**
Mining	20,303,600	19,180,700	18,607,800	6,021,200	-	255,989,200
Processing	18,153,000	18,191,000	18,050,000	9,169,000	1,832,000	203,044,000
G&A	3,280,000	3,280,000	3,280,000	2,255,000	410,000	38,745,000
Dore Shipping/Refining	1,466,600	1,462,000	1,338,200	712,100	22,200	13,803,300
Reclamation & Closure (M3)	-	97,400	1,797,500	3,311,600	4,141,200	9,544,500
Cash Operating Costs	**43,203,200**	**42,211,100**	**43,073,500**	**21,468,900**	**6,405,400**	**521,126,000**
Silver Revenue Credit	45,436,500	44,427,000	37,351,500	17,874,000	681,750	398,771,250
Cash Cost/Oz Au (with silver credit)	*(20.66)*	*(18.37)*	*35.87*	*31.38*	*3270.66*	*84.65*
Gold Revenue Credit	51,347,500	57,299,250	75,762,500	54,420,750	831,250	686,555,500
Cash Cost/Oz Ag (with gold credit)	*(1.34)*	*(2.55)*	*(6.56)*	*(13.83)*	*61.32*	*(3.11)*
Cash Cost/Oz eAu	*212.03*	*197.10*	*180.88*	*141.06*	*2010.95*	*228.07*
Cash Cost/Oz eAg	*3.35*	*3.11*	*2.86*	*2.23*	*31.75*	*3.60*
Total Cash Operating Cost	**43,203,200**	**42,211,100**	**43,073,500**	**21,468,900**	**6,405,400**	**521,126,000**
Royalities (On Au & Ag NSR)	2,545,700	2,718,700	3,178,800	2,109,200	40,200	29,978,400
Mining Concession Fees	10,000	10,000	10,000	10,000	-	120,000
Mining Claim Fees	50,000	50,000	50,000	50,000	50,000	650,000
Net Cash Flow	**48,546,000**	**56,708,050**	**71,294,400**	**56,976,150**	**-1,155,800**	**389,094,450**
Cumulative Cash Flow	205,271,650	261,979,700	333,274,100	390,250,250	389,094,450	389,094,450

A review of the sensitivities is discussed as follows:

- Revenue – the gold revenue is the steepest curve and, therefore, the most sensitive curve. Since all of the other sensitivities have more horizontal curves, the IRR's (NPV's at 5%, 10%) will fall within the 19.8% (US$ 139 million, US$ 69 million) to 37.8% (US$ 325 million, US$ 205 million) range for a ±20% variation in the base case gold price.

- Operating/Capital Costs - A review of changes in operating and capital cost over a ±20% range also show similar sensitivities. A 20% drop in operating cost improves the IRR (NPV's at 5%, 10%) to approximately 36% (US$ 305 million, US$ 191 million). Conversely, a 20% increase in operating costs lowers the IRR (NPV's at 5%, 10%) to approximately 22% (US$ 158 million, US$ 83 million). Changes in capital cost show similar results.

A review of the sensitivities shows a sustainable, viable project at either end of the ±20% variance range on a before-tax and NPV basis. The project is not negatively impacted to the point to threaten sustainability within these sensitivity ranges. A review of the Au equivalents, IRR, and NPV indicates a project that is highly leveraged to gold and silver price fluctuations.

25.9 Payback

Estimated time to payback is about 3.2 years at no imputed interest.

25.10 Mine Life

Mining will occur over a period of approximately 11.5 years after the pre-production period based on the current reserves and processing rate. Leaching and gold/silver recovery will continue well into Year 12 and possibly beyond due to the long leach times.

26.0 ILLUSTRATIONS

FIGURE 1-1 DOLORES SITE MEXICO


E S T A D O S U N I D O S
A M E R I C A
Dolores
O C E A N O

FIGURE 1-2 DOLORES SITE CHIHUAHUA



U. S. A.
El Paso
Cd. Juárez
Palomas
Archaeological Site
Railway
Agua Prieta
Janos
Nuevo Casas Grandes
Casas Grandes
Paquimé
Valley of the Caves
Mata Ortiz
Ricardo Flores Magón
Rio Bravo
N
U. S. A.
SONORA
Madero
DOLORES SITE
Cumbres de Majalca National Park
Ojinaga
Coyame
Rio Grande
CHIHUAHUA
Aquiles Serdán
A. Lopez Mateos
Cuauhtémoc
Basaseachic
Basaseachic Falls
Cd. Delicias
Creel
Naica
Camargo
COAHUILA
Barrancas
Sierra Madre Occidental
Urique
Copper Canyon Region
Batopilas
Hidalgo del Parral
Jiménez
Zona de Silencio
Los Mochis
Guadalupe y Calvo
SINALOA
DURANGO
Durango
Gomez Palacio & Torreón


ROCK BREAKER
PRIMARY JAW CRUSHER
PRIMARY JAW DISCHARGE CONVEYOR
SECONDARY SCREEN FEED CONVEYOR
SECONDARY SCREEN
SECONDARY CRUSHER
SECONDARY DISCHARGE CONVEYOR
COARSE ORE CONVEYOR
TERTIARY CRUSHER PRODUCT CONVEYOR
TERTIARY CRUSHER FEED CONVEYOR
SHUTTLE CONVEYOR
TERTIARY SCREEN OVERSIZE CONVEYOR
BAGHOUSE
LIME SILO
STACKING SYSTEM
FINE ORE STOCKPILE
OVERLAND CONVEYOR
FINAL PRODUCT CONVEYOR
RADIAL STACKER
STACKER FEED CONVEYOR
TRANSVERSE CONVEYOR
GRASSHOPPER CONVEYORS
FINE ORE RECLAIM CONVEYOR
HEAP LEACH
BARREN SOLUTION TANK
MAJOR STORM EXCESS SOLUTION
PREGNANT POND
PROCESS POND
CLARIFIERS
DEAERATOR
VACUUM PUMP
ZINC FEEDER
ZINC MIXING CONE
PPT FILTERS
PUMP
MERRILL CROWE AND REFINING
MERCURY RETORT
SMELTING FURNACE
DORE

REFERENCE DRAWINGS		REFERENCE DRAWINGS		REVISIONS	REVISIONS
DWG NO.	TITLE	DWG NO.	TITLE		

CLIENT: MINEFINDERS CORPORATION, LTD.

Kappes, Cassiday & Associates

Project: MINEFINDERS CORPORATION, LTD.
DOLORES PROJECT FEASIBILITY STUDY

Title: FLOWSHEET
GENERAL PROJECT

DESIGNED BY
CHECKED BY
APPROVED
APPROVED

000-FS-001


GRAPHIC SCALE
1 : 2000
CONTOUR INTERVAL = 3 meters
REFERENCE DRAWINGS
DWG. NO.
TITLE
REVISIONS
NO.
BY
DATE
DESCRIPTION
ISSUED FOR REVIEW
CLIENT:
MINEFINDERS CORP., LTD.
DESIGNED BY
CHECKED BY
APPROVED
Kappes, Cassiday & Associates
MINEFINDERS CORPORATION, LTD.
DOLORES PROJECT, FEASIBILITY STUDY
GENERAL ARRANGEMENT
SITE PLAN
000-GA-001 14 FEB 08


N
108° 30'
108° 00'
29° 30'
29° 00'
Kilometros
0
5
10
GUAYNOPA
PRESON DEL TORO
P. DEL TORO
LAS VARAS
NICOLAS BRAV
NUEVA MADERA
MADERA
TRES OJITOS
LA CONCHA
TEMOSACHIC
DOLORES
HUIZOPA
SONORA
DOLORES PROJECT
Qal
TQb
Tsc
Tmv
Tiv
Tigi
Kiv
Kim
LEGEND
Quaternary
Qal Alluvial Deposits
TQb Basalt & interbedded sediments
Tertiary
Tsc Tectonic deposits
Tmv Rhyolite & Dacites
Tiv Volcanics & Volcaniclastics
Tigi Intrusive granitic rocks
Cretaceous
Kim Calcareous Marine Sediments Chihuahua Group
Kiv Andesitic volcanic / sedimentary sequence
Geological Contact
Normal Fault
Fracture Zone
Town
Mine / Showing
Road
Secondary Road
Railway
Creek / River
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Regional Geology
Figure 3
Roscoe Postle Associates Inc. , Nov. 2004


LEGEND
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
AREA OF MAIN DRILLING
0
500m
N
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Property Geology
Figure 4
Roscoe Postle Associates Inc. , Nov. 2004



Minefinders Corporation Ltd.
Dolores Project
MEXICO
Drill Hole Locations
Figure 7
Roscoe Postle Associates Inc. , Nov. 2004
N
0
250m
53500.00 Y
53000.00 Y
52500.00 Y
52000.00 Y
51500.00 Y
49500.00 X
50000.00 X
50500.00 X
51000.00 X

Figure 19-1

HISTOGRAMS AND PROBABILITY PLOTS



Statistics - Samples

Figure 19-2

VARIOGRAMS

Variograms are shown for the three principal directions. Azimuth and plunge direction (AZI-PLUNGE) are shown in the header for each diagram.


Au - 150-00
Distance
Au - 60-80
Distance
Au - 60–10
Distance

Variograms


Ln Au 150/00
2.50
2.00
1.50
1.00
0.50
0.00
0.
20.
40.
60.
80.
100.
Distance
Ln Au 60/80
2.50
2.00
1.50
1.00
0.50
0.00
0.
40.
80.
120.
160.
200.
Distance
Ln Au 60/-10
2.50
2.00
1.50
1.00
0.50
0.00
0.
20.
40.
60.
80.
100.
Distance

Log Variograms

Figure 19-3

CUTTING CURVE


Cutting Curve (DH Hi Au)
Cut Mean Grade (ppb Au)
Cap Value (ppb Au)
1000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
0
10000
20000
30000
40000
50000
60000



Cutting Curve (DH Hi Ag)
Cut Mean Grade (ppm Ag)
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
0
500
1000
1500
2000
2500
3000
Cap Value (ppm Ag)

Cutting Curve (DH Lo Au)



400.0
350.0
300.0
250.0
200.0
150.0
100.0
50.0
0.0
Cut Mean Grade (ppb Au)
0
2000
4000
6000
8000
10000
12000
14000
16000
Capping Value (ppb Au)


Cutting Curve (DH Lo Ag)
Cut Mean Grade (ppm Ag)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
0
500
1000
1500
2000
2500
3000
Capping Value (ppm Ag)



Figure 2-3 Final Pit Design

SNOWDEN

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone +61 8 9481 6690
Facsimile +61 8 9322 2576
perth@snowdengroup.com
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg, London

CERTIFICATE of QUALIFIED PERSON

As an author of the report titled Technical Report for the Dolores Heap Leach Project in Mexico dated April 11, 2006 (the "Technical Report") to which this certificate applies, I Phil Morriss, do hereby certify that:

1. I am an Associate Consultant Mining Engineer and formerly Group Manager, Mining, employed by Snowden Mining Industry Consultants of 87 Colin Street, West Perth, Western Australia 6005.

2. I graduated with the following degrees:
   - BSc(Hons) in Civil Engineering – University of London, 1973

3. I hold the following professional qualification:
   - Member of the Australasian Institute of Mining and Metallurgy (MAusIMM)

4. I have worked as a professional civil and mining engineer for a total of thirty three years since my graduation. My experience includes 25 years of large open pit precious and base metals mining, with companies such as CRA, BHP and Placer Dome. I have been employed in a range of technical and managerial roles in Australia, Papua New Guinea, South America and Africa, and for four years I was the CEO of an international mining contractor operating in Ghana and Tanzania. My technical expertise covers soil mechanics (foundations), rock slope engineering, mine engineering, mine equipment selection, operational audits, strategic planning, change management, and operations management.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I have not personally visited the Dolores Heap Leach Project as my review of the proposed open cut mining equipment and mining capital cost estimate for the Dolores project did not necessitate a site visit.

7. I am responsible for Sections 25.1 and 25.7 of the Technical Report. This content relates to open pit mining equipment productivity and capital cost estimates.

8. I have read NI 43-101 and Form 43-101F1, and certify that the sections of the Technical Report for which I am responsible as a qualified person have been prepared in compliance with that instrument and form. I further certify that as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report

contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I have not had prior involvement with the property that is the subject of the Technical Report and I am independent of Minefinders Corporation Ltd, in accordance with the application of section 1.4 of NI 43-101.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 11th Day of April, 2006.

Phil Morriss

Suite 304
595 Howe Street
Vancouver, BC V6C 2T5
Tel: (604) 602-6767
Fax: (604) 602-0235
Email:
drennie@rpacan.com

CERTIFICATE OF QUALIFICATIONS

DAVID W. RENNIE

I, David W. Rennie, P.Eng., as an author of this report entitled "Technical Report for the Dolores Heap Leach Project in Mexico", prepared for Minefinders Corporation Limited, and dated April 11, 2006, do hereby certify that:

1. I am a Consulting Geological Engineer with Roscoe Postle Associates Inc. My office address is Suite 304, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5.

2. I am a graduate of the University of British Columbia in 1979 with a Bachelor of Applied Science degree in Geological Engineering.

3. I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 13572). I have worked as a geological engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report includes:

   - Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including:
     - Technical review of Cerro Mojon Mine, Nicaragua.
     - Qualifying Report for Gabriel Resources Ltd. on the Rosia Montana Project, Romania.
     - Technical Review of Rosia Montana Project, Romania.
     - Qualifying Report on the Romanian Exploration Projects for European Goldfields Ltd.
     - Mineral Resource estimate for the Lindero deposit, Argentina for Mansfield Minerals Inc.
     - Mineral Resource estimate for the Amayapampa Project, Bolivia for Luzon Minerals Ltd.
     - Mineral Resource estimate for the Pebble (West) Deposit, Alaska, for Northern Dynasty Minerals Ltd.

- Consultant Geologist to a number of major international mining companies providing expertise in conventional and geostatistical resource estimation for properties in North and South Americas, and Africa.

- Chief Geologist and Chief Engineer at a gold-silver mine in southern B.C.

- Exploration geologist in charge of exploration work and claim staking with two mining companies in British Columbia.

4. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5. I have not visited the Dolores Property.

6. I am responsible for the following sections of this Technical Report:
   - Section 12.0, Exploration
   - Section 13.0, Drilling
   - Section 14.0, Sampling Method and Approach
   - Section 15.0, Sample Preparation, Analyses, and Security
   - Section 16.0, Data Verification
   - Section 17.0, Adjacent Properties
   - Section 19.1, Mineral Resource Estimates

7. I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. As of this date on the certificate, to the best of my knowledge, information, and belief the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 12th day of April, 2006.

PROFESSIONAL PROVINCE OF D. W. RENNIE BRITISH COLUMBIA ENGINEER

David W. Rennie, P. Eng.

CERTIFICATE OF QUALIFIED PERSON

As a contributor to the report titled "Technical Report for the Dolores Heap Leach Project in Mexico" dated 11 April 2006, on the Dolores Project of Minefinders Corporation Ltd.,

I do hereby certify that:

- My name is Michael W. Cassiday and I am Vice President of the firm of Kappes, Cassiday & Associates (KCA) at 7950 Security Circle, Reno, Nevada USA 89506.
- My residential address is 850 Cottonwood Road, Reno, Nevada USA 89511.
- I am a practicing Metallurgical Engineer/Consultant and a Member in good standing of **The Australasian Institute of Mining & Metallurgy** (AusIMM), Registration No. 220806 and **The Society for Mining, Metallurgy and Exploration Inc.** (SME), Membership No. 0515170.
- I am a graduate of the University of Nevada, Reno, Mackay School of Mines, and hold a B. Sc. degree in Metallurgical Engineering (1978).
- I have practiced my profession continuously since 1978.
- I am a "Qualified Person" for the purposes of NI 43-101 with regards to a variety of metallurgical processing operations.
- I visited the Dolores Project on 22 June 2005 for one day.
- I have been involved with the development of the Technical Report and am responsible for the following sections: 1 through 11, 18, 19.2, 20 through 24, 25.2 through 25.6, 25.7 (except mining costs), 25.8 through 25.10.
- As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all the scientific and technical information that is required to be disclosed to make the Report not misleading.
- I am independent of Minefinders Corporation Ltd. in accordance with the application of Section 1.4 of NI 43-101.
- I have had some prior involvement with the Dolores Property by virtue of the fact that Minefinders Corporation Ltd. contracted KCA in April 2005 to complete an alternative study to a recently completed feasibility study by M3 Engineering & Technology Corporation. KCA presented several possible treatment rate options. In May 2005 Minefinders Corporation Ltd. requested that KCA prepare a preliminary economic analysis for a life-of-project processing rate of 18,000 tonnes per day at a pre-feasibility study level. The study was completed in July 2005, and I was an author of the study and technical report called NI 43-101 Technical Report for the Dolores 18,000 TPD Heap Leach Project in Mexico" dated July 22, 2005.
- I have read the Instrument and Form 43-101F1 (the "Form") and the Report has been prepared in compliance with the Instrument and the Form.
- I consent to the filing of the Report titled "Technical Report for the Dolores Heap Leach Project in Mexico" dated 11 April 2006 with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on its websites accessible by the public.

Dated at Reno, Nevada, 12 April 2006.

Michael W. Cassiday
Vice President
Kappes, Cassiday & Associates

SNOWDEN

87 Colin Street West Perth WA 6005
PO Box 77 West Perth WA 6872
Telephone +61 8 9481 6690
Facsimile +61 8 9322 2576
perth@snowdengroup.com
www.snowdengroup.com
Perth, Brisbane, Vancouver, Johannesburg, London

CONSENT OF AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador (Department of Government Securities)
Nova Scotia Securities Commission
Prince Edward Island Securities Division

And To: TSX Inc.

I, Phil Morriss, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled *Technical Report for the Dolores Heap Leach Project in Mexico,* and dated April 11, 2006 (the "Technical Report").

Dated 11 April, 2006

Phil Morriss

Suite 304
595 Howe Street
Vancouver, BC V6C 2T5
Tel: (604) 602-6767
Fax: (604) 602-0235
Email: drennie@rpacan.com

CONSENT OF AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission, Manitoba Securities Commission, Saskatchewan Securities Commission, Ontario Securities Commission, Quebec Securities Commission, New Brunswick Securities Commission, Securities Commission of Newfoundland and Labrador (Department of Government Securities), Nova Scotia Securities Commission and Prince Edward Island Securities Division.

AND TO: TSX Inc.

I, David W. Rennie, do hereby consent to the filing, with the regulatory authorities referred to above, of the amended technical report titled **Technical Report for the Dolores Heap Leach Project in Mexico**, and dated April 11, 2006 (the "Technical Report").

Dated this 12th day of April, 2006

PROFESSIONAL PROVINCE OF D. W. RENNIE BRITISH COLUMBIA ENGINEER

David W. Rennie, P.Eng.
Consulting Geological Engineer
Roscoe Postle Associates Inc.

KCA
Kappes, Cassiday & Associates
7950 Security Circle • Reno, Nevada USA 89506 • Telephone: (775) 972-7575 • FAX: (775) 972-4567

CONSENT OF AUTHOR

TO: British Columbia Securities Commission, Alberta Securities Commission, Manitoba Securities Commission, Saskatchewan Securities Commission, Ontario Securities Commission, Quebec Securities Commission, New Brunswick Securities Commission, Securities Commission of Newfoundland and Labrador (Department of Government Securities), Nova Scotia Securities Commission and Prince Edward Island Securities Division.

AND TO: TSX Inc.

I, Michael W. Cassiday, do hereby consent to the filing, with the regulatory authorities referred to above, of the amended technical report titled Technical Report for the Dolores Heap Leach Project in Mexico and dated 11 April 2006 (the "Technical Report").

Dated this 12th day of April, 2006

Signature of Qualified Person

Michael W. Cassiday